SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Quarterly Financial Information as of September 30, 2007
(with independent auditors’ review report thereon)

(A translation of the original report in Portuguese as published in Brazil containing
Quarterly Financial Information prepared in accordance with accounting practices adopted in Brazil)

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES     Brazilian Corporation Law
QUARTERLY REPORT - Base-date–09/30/2007
NET SERVIÇOS DE COMUNICAÇÃO S.A.

Independent auditors' review report

To the Board of Directors and Shareholders of
Net Serviços de Comunicação S.A.
São Paulo - SP

We have conducted a special review of the quarterly financial information (ITRs) of Net Serviços de Comunicação S.A. and the consolidated quartely information of the company and its subsidiaries as of and for the quarter ended September 30, 2007, comprising the balance sheet, the statements of income, management’s report, and the relevant information, prepared in conformity with accounting practices adopted in Brazil. The balance sheet, the statements of income of VIVAX S.A, as of and for the quarter ended September 30, 2007, were reviewed by other independent auditors and our special review, related to the amounts of investment in the amount of R$ 150,464 thousand (R$ 144,676 thousand in June 30, 2007) and the positive result of equity earnings in the amount R$ 5.788 thousand for the quarter ended September 30, 2007 arising from this Company and related amounts included in the consolidation, is based solely in the information of such independent auditors.

Our review was conducted in accordance with the specific rules set by the Institute of Independent Auditors of Brazil (IBRACON), and the Federal Council of Accounting, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational area of the Company and its subsidiaries as to the main criteria used in the preparation of the quarterly financial information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

Based on our special review and in the information of such independent auditors, we are not aware of any relevant modification that ought to be made to the above mentioned quarterly information in order for it to comply with accounting practices adopted in Brazil and the rules of the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of quarterly financial information .

October 17, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original in Portuguese signed by
Pedro Augusto de Melo
Accountant CRC 1SP113939/O-8

01.01 - IDENTIFICATION

1 - CVM CODE 01462-1	2 - COMPANY’S NAME NET SERVICOS DE COMUNICAÇÃO S.A.	3 - CNPJ 00.108.786/0001-65
4 – NIRE 33300159783

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º andar parte			2 - BOROUGH OR DISTRICT Santo Amaro
3 - ZIP CODE 04719-002	4 - CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 - TELEPHONE 2111-2606	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 – FAX 2111-2780	13 - FAX -	14 - FAX -
15 - E-MAIL ri@netservicos.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME João Adalberto Elek Jr.
2 – FULL ADDRESS Rua Verbo Divino, 1356 - 1º Andar Parte			3 - BOROUGH OR DISTRICT Santo Amaro
4 - ZIP CODE 04719-002	5 – CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 - TELEPHONE 2111-2606	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2111-2780	14 - FAX -	15 - FAX -
16 - E-MAIL joao.elek@netservicos.com.br

01.04 – REFERENCE /AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2007	12/31/2007	3	07/01/2007	09/30/2007	2	01/04/2007	06/30/2007
9 – AUDITOR’S NAME/ BUSINESS NAME KPMG Auditores Independentes					10 - CVM CODE 00418-9
11 – PARTNER RESPONSIBLE Pedro Augusto de Melo					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF PARTNER RESPONSIBLE 011.512.108-03

01.05 - CAPITAL COMPOSITION

Number of Shares (thousand)	1 - CURRENT QUARTER 09/30/2007	2 - PRIOR QUARTER 06/30/2007	3 - SAME QUARTER PRIOR YEAR 09/30/2006
Paid-up Capital
1 – COMMON	111,822	111,822	109,320
2 – PREFERRED	223,233	223,233	158,667
3 – TOTAL	335,055	335,055	267,987
Treasury Stock
4 – COMMON	0	0	0
5 – PREFERRED	0	0	0
6 – TOTAL	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 – SITUATION Operating
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE
5 - MAIN ACTIVITY Pay-TV service provider
6 - TYPE OF CONSOLIDATION Total
7 – TYPE OF AUDIT REPORT Clean opinion

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 - NAME

01.08 – CASH EARNINGS VOTED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - PAYMENT BEGINNING	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand reais)	4 - AMOUNT OF THE CHANGE (In thousand reais)	5 – NATURE OF THE CHANGE	6 - NUMBER OF SHARE ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)
01	02/01/2007	4,143,045	70,404	Additional-paid-in capital	3,028	23,250000000
02	06/11/2007	5,466,968	1,323,922		39,674	33,370000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	09/30/2007	06/30/2007
1	Total Assets	3.855.653	3.798.330
1.01	Current Assets	289.062	313.682
1.01.01	Cash and Cash equivalents	181.153	204.502
1.01.01.01	Cash	2.215	2.019
1.01.01.02	Investments and securities	178.938	202.483
1.01.02	Receivables	51.826	56.800
1.01.02.01	Customers	0	0
1.01.02.01.01	Subscriber Accounts Receivable	0	0
1.01.02.01.02	Provision for Doubtful Accounts Receivable	0	0
1.01.02.01.03	Deferred Revenues	0	0
1.01.02.02	Several Credits	51.826	56.800
1.01.02.02.01	Accounts Receivable from Affiliated Company	51.826	56.800
1.01.03	Inventories	0	0
1.01.04	Other	56.083	52.380
1.01.04.01	Taxes Recoverable and Deferred Taxes	138	437
1.01.04.02	Prepaid Expenses	3.852	4.103
1.01.04.03	Other Current Assets	548	595
1.01.04.04	Related Parties	0	0
1.01.04.05	Programming Receivables from subsidiaries	26.493	24.455
1.01.04.06	Accounts Receivables – Sale of Investments	0	0
1.01.04.07	Interest on Shareholder’s Equity Capital	25.052	22.790
1.02	Non Current Assets	3.566.591	3.484.648
1.02.01	Sundry Credits	49.430	86.190
1.02.01.01	Several Credits	18.133	18.950
1.02.01.01.01	Judicial Deposits	11.693	11.632
1.02.01.01.02	Prepaid Expenses	6.440	7.318
1.02.01.02	Credits with Affiliated Company	21.833	59.192
1.02.01.02.01	Credits with Associated Company	0	0
1.02.01.02.02	Credits with Subsidiary	21.833	59.192
1.02.01.02.03	Credits with other Affiliated Company	0	0
1.02.01.03	Other	9.464	8.048

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	09/30/2007	06/30/2007
1.02.01.03.01	Deferred Taxes	9.397	7.981
1.02.01.03.02	Other Credits of Values	67	67
1.02.01.03.03	Accounts Receivable - Sale of Investments	0	0
1.02.02	Fixed Assets	3.517.161	3.398.458
1.02.02.01	Investments	3.478.765	3.359.287
1.02.02.01.01	Investments in Associated Companies	0	0
1.02.02.01.02	Investments in subsidiaries	0	0
1.02.02.01.03	Participation on Subsidiary	1.775.245	1.657.145
1.02.02.01.04	Participation on Subsidiary – Goodwill	1.700.731	1.702.142
1.02.02.01.05	Other Investments	2.789	0
1.02.02.02	Property, Plant & Equipment	38.396	39.171
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred Charges	0	0

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	09/30/2007	06/30/2007
2	Total Liabilities	3.855.653	3.798.330
2.01	Current Liabilities	106.668	88.478
2.01.01	Loans and Financing	2.349	2.545
2.01.02	Debentures	22.640	5.275
2.01.03	Suppliers	30.535	28.668
2.01.04	Taxes and Contributions Payable	922	1.782
2.01.04.01	Fiscal Obligations	922	1.782
2.01.04.02	Income Tax Payable	0	0
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	34.284	30.356
2.01.06.01	Payroll and Related Charges	34.284	30.356
2.01.07	Related Parties	0	0
2.01.07.03	Accounts Payable to Subsidiaries	0	0
2.01.08	Other	15.938	19.852
2.01.08.01	Accounts and Expenses Payable	15.938	19.852
2.01.08.02	Accounts Payable - ECAD	0	0
2.02	Non Current Liabilities	1.105.956	1.117.544
2.02.01	Long-term Liability	1.105.956	1.117.544
2.02.01.01	Loans and Financing	275.832	288.927
2.02.01.02	Debentures	580.000	580.000
2.02.01.03	Provisions	0	0
2.02.01.03.01	Programming Payable	0	0
2.02.01.04	Related Parties	11.764	2.184
2.02.01.04.01	Related Parties – Subsidiaries	11.764	2.184
2.02.01.04.02	Related Parties – Shareholders	0	0
2.02.01.04.03	Related Parties – Subsidiaries	0	0
2.02.01.04.04	Related Parties – Associated Companies	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	238.360	246.433
2.02.01.06.01	Fiscal obligations and other taxes payable	0	0
2.02.01.06.02	Provision for Contingencies	238.360	246.433
2.02.01.06.03	Deferred Income Taxes	0	0
2.02.01.06.04	Provisions and Other Accounts Payable	0	0
2.02.02	Deferred Income	0	0
2.04	Shareholders Equity	2.643.029	2.592.308
2.04.01	Capital	5.466.968	5.466.968
2.04.02	Capital Reserve	285.520	285.520
2.04.02.01	Special Goodwill Reserve	221.873	221.873
2.04.02.02	Premiums on Issue of Debentures	54.945	54.945
2.04.02.03	Goodwill on Share Issues	8.702	8.702

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	09/30/2007	06/30/2007
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiary/ Associated Company	0	0
2.04.04	Profit Reserves	0	0
2.04.04.01	Legal Reserve	0	0
2.04.04.02	Statutory Reserve	0	0
2.04.04.03	Contingencies Reserve	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained earnings/ Accumulated Losses	(3.109.459)	(3.160.180)
2.04.06	Advance for Future Capital Increase	0	0
2.04.03	Revaluation Reserve	0	0

Statements of Income
Years ended September 30, 2007 and 2006
(In thousands of Reais)

		Parent Company
Account	Description	07/01/2007 a 09/30/2007	01/01/2007 a 09/30/2007	07/01/2006 a 09/30/2006	01/01/2006 a 06/30/2006
3.01	Gross Revenue of Sales and Services	18.502	82.000	16.352	45.781
3.02	Taxes and Other Deductions From Revenue	(2.637)	(11.685)	(2.345)	(6.227)
3.03	Net Revenues	15.865	70.315	14.007	39.554
3.04	Cost of goods sold and services rendered	0	0	0	0
3.05	Gross Profit	15.865	70.315	14.007	39.554
3.06	Operating Expenses / Income	55.449	13.289	10.593	14.029
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General and Administrative	(19.217)	(73.894)	5.249	(56.971)
3.06.02.01	General and Administrative Expenses	(14.987)	(60.072)	9.490	(43.406)
3.06.02.02	Depreciation and Amortization	(4.230)	(13.822)	(4.241)	(13.565)
3.06.03	Financial	5.867	(41.284)	(21.563)	(73.383)
3.06.03.01	Financial Income	8.742	29.501	5.300	19.614
3.06.03.02	Financial Expense	(2.875)	(70.785)	(26.863)	(92.997)
3.06.04	Other Operating Income	(98)	258	(27.496)	2.275
3.06.05	Other Operating Expense	(2.456)	(7.401)	(4.796)	(12.607)
3.06.05.01	Amortization of Goodwill on Investments	(2.441)	(7.324)	(4.796)	(12.054)
3.06.05.02	Other	(15)	(77)	0	(553)
3.06.06	Equity on investees	71.353	135.610	59.199	154.715
3.06.06.01	Equity on investees	71.353	135.610	59.199	154.715
3.06.06.02	Provision for losses on investments	0	0	0	0
3.07	Operating Income	71.314	83.604	24.600	53.583
3.08	Non Operating Income/(Loss)	(20.593)	(4.723)	3	(71)
3.08.01	Non Operating Income	52	88	24	385
3.08.02	Non Operating Losses	(20.645)	(4.811)	(21)	(456)
3.09	Income (loss) Before Income Tax	50.721	78.881	24.603	53.512
3.10	Income Tax Expenses	0	0	0	0
3.11	Deferred Income Taxes	0	0	0	0
3.12	Participations/Contributions of Profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of Interest on Shareholders’ equity	0	0	0	0
3.15	Net Income (Loss) for the Year	50.721	78.881	24.603	53.512
	Numbers of shares, Ex-tesouraria (mil)	335.055	335.055	267.987	267.987
	Earnings per share ( Reais )	0,15138	0,23543	0,09181	0,19968
	Loss per share ( Reais )	0,00000	0,00000	0,00000	0,00000

1. Operations

Net Serviços de Comunicação S.A. (Company) is engaged in acting directly or holding interest in the capital stock of other Companies who are engaged in the distribution of subscription television signals, in the provision of access to added value services, rendering other telecommunication services, in any other type of signal distribution of any sort, through its own network and on the production of its own local channels, as well as the direct acting on such activities. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

The table below shows shareholding in the Company’s capital stock on September 30, 2007 and June 30, 2007:

	09/30/2007			06/30/2007

	Common	Preferred	Total	Common	Preferred	Total

Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.6%	-	2.9%	8.6%	-	2.9%
Globo Comunicação e Participações S.A.	1.7%	-	0.6%	1.7%	-	0.6%
Grupo Telmex
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%
Embratel Participações Ltda.	36.2%	5.4%	15.7%	36.2%	5.4%	15.7%
Empresa Brasileira de Telecomunicações S.A. - Embratel	1.9%	7.1%	5.3%	1.9%	7.1%	5.3%
Other Shareholders	0.6%	87.5%	58.5%	0.6%	87.5%	58.5%

	100.0%-	100.0%-	100.0%-	100.0%	100.0%	100.0%

Number of Shares	111.822.137	223.233.340	355.055.477	111.822.137	223.233.340	335.055.477

The activity of the main subsidiaries consists of the distribution of subscription television signals through the several cable networks located in the most important cities of the country. The Company also offers Internet access services through its cable network in the most important cities in which it operates. The concession from Anatel, the regulatory authority for the Brazilian telecommunications industry, for rendering television subscription services was granted to the subsidiaries in February 1997, for a term of 15 years. Renewal is possible provided that the subsidiaries have satisfactorily complied with the terms of the concession, have complied with the Executive Branch regulation and comply with the technical or economic requirements needed for the satisfaction of the necessities of the community, including modernization of the system. In 2006, the Company in partnership with Empresa Brasileira de Telecomunicações S.A. (“Embratel”), introduced its service Net Fone Via Embratel, as its entry into the “triple play” market (combined offer of video, voice and data services). The product functions as if it were a conventional telephone line and enables users to make local, long distance and international calls to any conventional (fixed) telephone or cellular handset.

Management continues to focus on increasing the pay TV subscription base, broadband, Net Fone Via Embratel and to strengthen the loyalty policy of the existing subscription base, offering in an integrated and combined way several packages which reflect the needs of users of such services which is measured on the basis of satisfaction studies conducted by independent companies. Investments have been for mostly related to the cost of installing these new subscribers and acquisition of new equipment for expansion.

The growing introduction of digital TV, the possibility of offering packages of the several services in a combined way, the Company’s partnership with Embratel to exploit voice services on the basis of Embratel licenses, continual improvement of the quality of the services and increasingly enhanced control of the several operating processes are a few of the initiatives that have underwritten growth.

Net Serviços de Comunicação S.A. retains the following interest in the capital of the companies listed below:

	Percentage of interest in share capital
	09/30/2007		06/30/2007

	Direct	Indirect	Direct	Indirect

Subsidiaries
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos Ltda.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participações Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	9.06	90.94	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiânia Ltda.	-	100.00	-	100.00
Net Ribeirão Preto Ltda.	12.07	87.93	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	78.13	21.87	78.13	21.87
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
Televisão a Cabo Criciúma Ltda.	-	60.00	-	60.00
Net Londrina Ltda.	-	-	-	100.00
Vivax S.A.	100.00	-	100.00	-
Horizon Line Brasil Ltda (“HLB”)	8.20	91.80	8.20	91.80
Jacareí Cabo S.A.	-	83.00	-	83.00
Canbras TVA Cabo S.A.Ltda.	-	100.00	-	100.00
TV Mogno Ltda.	-	100.00	-	100.00
TV Eucalipto Ltda.	-	100.00	-	100.00
614 TVH Vale S.A. (“TVH”)	-	79.28	-	79.28

Shared Control
TV Cabo e Comunicações Jundiaí S.A.	50.00	-	50.00	-

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded at NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. The Company prepares annual and quarterly financial statements in accordance with Generally Accepted Accounting Principles in the United States of America – USGAAP.

In order to meet the requirements of the markets in which it operates, the Company has a policy of disclosing its corporate financial statements and USGAAP simultaneously.

The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comisión Nacional del Mercado de Valores – CNMV, which are complied with on the basis of the existing requirements in Brazil and the United States of America.

On June 3, 2002, the Company executed a Contract for the Adoption of Level 2 Corporate Governance Distinct Practices with the São Paulo Stock Exchange – BOVESPA, created to distinguish a select group of companies, which commit to adopting the distinct Corporate Governance practices. The annual and quarterly financial statements of the Company include additional BOVESPA requirements.

According to the Company’s Bylaws, any disputes and controversies arising from or related to these Bylaws, Level 2 Regulation, the provisions of Law no. 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by BOVESPA (Promissory Clause).

In order to ensure the adequacy of Corporate Governance levels and adhesion to the requirements of USA Sarbanes-Oxley Act, the Company has created a broader internal controls area, which in addition to the regular activities involving revision and management of operating controls is responsible for the implementation and support to the Company executives in the process of certification in relation to efficacy and efficiency of internal controls required by the Sarbanes-Oxley Act.

2. Preparation basis and presentation of the financial statements

The individual and consolidated financial statements of the Company and its subsidiaries were prepared in compliance with the accounting practices adopted in Brazil, provisions contained on the Corporation Law, complementary regulations issued by the Brazilian Securities and Exchange Commission – CVM and pronouncements from the Brazilian Institute of Independent Auditors – IBRACON.

Description of the significant accounting practices:

a. Statement of income

Operational earnings are entered in accounts using the accrual method. Income from services is recorded in the statements of income when services are rendered. Income is not recorded if there are significant uncertainties as to its realization.

b. Use of estimates

Accounting practices adopted in Brazil require that Management uses estimates to record certain transactions which affect the assets and liabilities, income and expenses as well as to certain disclosures in the financial statements. The final results of these transactions and information related to their effective realization in subsequent years, may differ from these estimates. Significant estimates related to the Company’s financial statements are revised quarterly and annually and refer to the provision for doubtful accounts receivable, deferred income tax assets, provision for contingencies, provision for inventory losses, useful life of equipment and market value of the derivatives.

c. Foreign currency

Foreign currency denominated assets and liabilities were translated into reais at the exchange rate ruling at the balance sheet and the differences arising from the currency translation were recorded in income for the year.

d. Current assets

  Financial investments

  Cash and short-term investments are recorded at cost plus income accrued up to the balance sheet date.

  Provision for doubtful accounts

  This provision is established on the basis of the subscriber’s history of default and its amount is deemed sufficient by Management to cover any losses in the realization of accounts receivable.

  Inventories

  Valued at the average cost of acquisition, which does not exceed the market value. And when necessary, a provision for obsolescence has been recorded.

  Other current assets

  Recorded at the net realizable value.

e. Non current assets

  Non current assets

  Recorded at the net realizable value.

  Investments

  Recorded at cost, combined with the following aspects:

• The accounting practices adopted by the subsidiaries are consistent with those adopted by the Company;

• The direct and indirect interest held in the subsidiaries is valued according to the equity method accounting;

• The goodwill calculated on the acquisition of investments in subsidiaries was based on the expectation of future earnings and is amortized according to the over a maximum term of 10 years. Analyses of the value of the recovery of goodwill are conducted on an annual basis and based on future earnings projections.

  Property, plant and equipment

  Property, plant and equipment are recorded at acquisition or construction cost. Depreciation is provided using the straight-line method at the annual rates mentioned in note 9, which take into account the estimated useful lives of the assets. Management’s estimates regarding the useful life of the assets comprising the signal distribution network are reviewed periodically to reflect the technology and merchandising changes.

  Materials to be used in the construction of external and internal networks are classified under property, plant and equipment (equipment, reception terminals etc.) as inventory to be used and valued at the average cost of acquisition, minus a provision for losses when appropriate. Expenses for repairs and maintenance of the signal distribution network are charged to income.

  Deferred charges

  Include the amounts capitalized at the pre-operating and pre-maturation stage and the costs of the subscriber television residential internal network, Internet access and telephone, except equipment, when in excess of the amount of income arising from the net adhesion fees of the direct selling expenses as well as other expenses for projects which will serve to benefit future years.

  Amortization of the deferred charges occurs in a period up to six years, from the date the benefits begin to be generated.

f. Current and non current liabilities

Recorded at known or estimated amounts, plus, when applicable, the corresponding charges, price level restatements or exchange variations incurred up to the balance sheet date.

g. Provisions for contingencies

A provision is recognized in the balance sheet when the Company has a legal obligation or as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the specific risks and opinion of its external attorneys.

h. Income and social contribution taxes

Current and deferred income and social contribution taxes are calculated on the basis of rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 180 for income tax and 9% on taxable income for the social contribution tax and include offsetting tax losses and negative social contribution base, limited to 30% of taxable income.

Deferred tax assets derived from tax losses, negative social contribution tax base and the temporary differences were recorded only for those companies which have a history of taxable income and perspectives for future income, based on technically prepared income projections.

The tax credit arising from the incorporated goodwill was classified as deferred income tax, based on its economic essence and its recoverability is assessed on the basis of projections of income from the operators which are recognizing the amortization of the incorporated goodwill for tax purposes.

Credits deemed unrealizable, including credits arising from tax losses and negative social contribution tax base, are assessed regularly on the basis of the Company’s business plan and when necessary provision for losses are recorded.

i. Deferred income

Refer to advanced revenues to Empresa Brasileira de Telecomunicações S.A. - Embratel, without any type of right of return which will be fiber optics rental appropriated to income of the year for the 10-year term and revenues with special projects and network access appropriated to income of year for the 6-year term.

j. Financial instruments

The Company calculates the market value of its financial instruments on the balance sheet date, including swap instruments, based on relevant market information available as well as according to other valuation techniques. Earnings and losses arising from swap instruments are recorded on income for the period.

k. Cash flow statements

The Company is presenting a cash flow statement elaborated in compliance with NPC 20 – Cash flow statement, issued by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors).

l. Information disclosed in accordance with generally accepted accounting principles in the United States of America - USGAAP (not reviewed)

The Company has preferred shares traded as American Depositary Shares – ADS within the NASDAQ in the United States of America, and is subject to the regulations of the US Securities and Exchange Commission – SEC. Each ADS represents 1 preferred share traded under the code NETC.

Accounting practices adopted in Brazil differ from USGAAP applicable to the subscription television industry.

On September 30, 2007, the reconciliation of income for the year and of the shareholders’ equity, in accordance with accounting practices adopted in Brazil and USGAAP, is as follows:

	09/30/2007

	Income for	Shareholders’
	the period	equity

In accordance with Brazilian Corporation Law	78,881	2,643,029
Appropriation of adhesion charge revenue	3,170	(7,132)
Costs due to subscriber installations	(2,355)	42,329
Deferred revenue for program content suppliers	3,085	(5,803)
Depreciation and amortization	(22,172)	126,256
Difference in criterion for goodwill and equity earnings	27,702	346,175
Difference in criterion for deferred income tax	3,074	(177,766)
Difference in criterion for PP&E and deferred	(8,186)	(237,255)
Other	7,680	(1,197)

Under USGAAP	90,879	2,728,636

There are also differences in classification of asset and liability items, income statement items and required disclosures. The Company has adopted a policy of disclosing the essence of the transactions in a consistent manner, in its coporate financial statements prepared in accordance with USGAAP.

Some items in the balance sheet for June 30, 2007, such as judicial deposits, accounts payable for copyright – ECAD (Note 15) and contingency provisions (Note 17) were reclassified for adequacy and consistency with the current period."

3. Consolidated financial statements

The consolidated financial statements include the statements of Net Serviços de Comunicação S.A. and the companies in which the Company holds direct or indirect majority interest and those where there is shared control, according to CVM guidance no. 247 and law 6404/76 article 248. Shown in Note 1.

The consolidation process of the asset accounts and of the result totals horizontally the balances of asset and liability accounts and income and expenses according to their nature, complemented by the following eliminations:

  Parent Company interest held in share capital, reserves and retained earnings of the subsidiaries;

  Minority interest, shares of net shareholder equity and earnings are highlighted;

  Balances of assets and liabilities accounts resulting from transactions among the consolidated companies;

  Income and expense accounts arising from significant transactions conducted among the consolidated companies.

The items comprising assets and liabilities, income and expenses of the joint subsidiaries, TV Cabo e Comunicações Jundiaí S.A., were included in the consolidated financial statements in proportion to the interest of the Company held in their share capital.

4. Cash and cash equivalents

	Parent Company		Consolidated

	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Cash and banks	2,215	2,019	30,581	40,392
Certificates of bank deposits	-	-	4,339	4,397
Exclusive investment fund	178,938	202,483	589,962	513,880

	181,153	204,502	624,882	558,669

Certificates of bank deposits and committed debentures are remunerated at an average rate of 99,5% of the CDI fluctuation.

The exclusive investment fund held by the Company is represented mainly by units in local fixed-income investment funds, multiportifolio funds, creditor rights investment funds and others.

The Company seeks to maintain sufficient liquidity for the following purposes: (i) to meet its requirements for working capital; (ii) to make the investments shown in the business plan; and (iii) to cope with adverse conditions that may reduce its cash or near-cash holdings.

These funds are allocated in order to: (i) obtain yields compatible with the maximum volatility determined by its risk and investment policy; (ii) broadly diversify the consolidated portfolio; (iii) avoid credit risk due to concentration in a small number of securities; and (iv) track variations in market interest rates in Brazil or abroad.

5. Accounts receivable

	Consolidated

	09/30/2007	06/30/2007

Subscriber accounts receivable	316,929	295,945

(-) Deferred income	(148,821)	(140,883)

(-) Provision for doubtful accounts	(28,835)	(28,520)

	139,273	126,542

Deferred income refers to pre invoicing of monthly subscriptions, to be allocated to income by the accrual method.

The average term for receipt from subscribers is approximately 30 days and the Company does not have any outstanding amounts receivable from subscribers older than 180 days.

On June, 2007, on the basis of studies conducted, the Company altered the calculation based used to estimate doubtful debt provisioning. This change in accounting estimates had an impact of R$5,500 until September 30, 2007. The balance of the provision for doubtful accounts is made up of accounts receivable balances over 90 days in arrears.

6. Inventories

	Consolidated

	09/30/2007	06/30/2007

Material for maintenance of networks	51,470	57,289

Material for installations and technical assistance	28,239	30,797
Provision for obsolescence	(1,941)	(1,941)

	77,768	86,145

7. Current and non current deferred and recoverable taxes

	Parent Company		Consolidated

	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Recoverable taxes:
Withholding taxes	7,888	6,675	31,745	28,501
Recoverable federal taxes	1,647	1,743	23,623	20,560
Other	-	-	6,941	8,172

Total	9,535	8,418	62,309	57,233

Current	138	437	28,933	22,465
Non current	9,397	7,981	33,376	34,768

Deferred taxes:
Tax credits arising from goodwill upon merger	-	-	83,896	105,142

Income tax:
Tax losses	-	-	230,598	230,679
Temporary differences	-	-	15,964	13,883

	-	-	246,562	244,562
Social contribution taxes:
Negative tax base	-	-	83,252	83,278
Temporary differences	-	-	5,057	4,310

	-	-	88,309	87,588

Total	-	-	418,767	437,292

Current	-	-	78,953	81,851
Non current	-	-	339,814	355,441

Tax credits arising from goodwill upon merger

Beginning January 2003, the operators started utilizing the tax credits arising from mergers, which are being amortized based on the straight-line method over a 72-month term based on the operators projections of taxable income.

During the period ended September 30, 2007, the operators amortized for tax purposes, credits in the amount of R$ 63.847, which generated tax benefits of R$ 59.158 as a deductible expense in the operators’ taxable income (R$ 59.120 on September 30, 2006).

Of this benefit, the amount of R$ 51.366 (R$51.319 on September 30, 2006) is derived from the goodwill from the merger of Globotel Participações S.A. in August, 2001, and the remaining R$ 7.792 (R$ 7.801 on September 30, 2006) is related to the goodwill merged from the operators by the Company.

As of September 30, 2007 the remaining balances of tax credits recorded by the subsidiary operators by the Company are as shown below:

	09/30/2007	06/30/2007

Net São Paulo Ltda.	61,381	73,657
Net Rio Ltda.	8,174	14,276
Net Belo Horizonte Ltda.	10,095	12,114
Net Brasília Ltda.	4,246	5,095

	83,896	105,142

An estimate of the amortization of tax credits beginning on October 1st, 2007 is shown below:

2007	21,246
2008	62,650

Total	83,896

Deferred income and social contribution taxes on tax losses, negative social contribution tax base and temporary differences

Offsetting tax losses and negative social contribution tax bases do not have any statute of limitations and are limited to 30% of annual taxable income generated annually.

The schedule of the estimates for realizing deferred taxes on tax losses, negative social contribution tax bases and temporary differences calculated on the basis of projections for future income and discounted to present values by the Weighted Average Cost of Capital (WACC) of the Company is shown below:

2007	477
2008	12,815
2009	40,664
2010	40,492
2011 to 2013	127,059
2014 to 2016	113,364

Total	334,871

Unrecorded deferred tax assets	913,081

Total	1,247,952

Roll-forward of deferred income and social contribution tax on	Tax losses and	Temporary
tax losses, negative social contribution tax base and temporary	negative tax base	differences	Total
differences

Balances on June 30, 2007	313,957	18,193	332,150
Constitution of Income Tax and Social Contribution taxes on tax	(107)	2,828	2,721
losses, negative tax bases, and temporary differences.

Balances on September 30, 2007	313,850	21,021	334,871

The unrecorded portion of the deferred tax assets of R$ 913.081, is brought up to date with tax losses and accumulated negative social contribution bases until September 30, 2007.

Projections of results from operators considered annual amortizations of tax credits resulting from mergers as well as the conclusion of the capital restructuring process and indicated recovery of the recorded tax credits and deferred taxes.

According to the technical feasibility study conducted on the premises of the generation of future income, determined by the Company’s management, the deferred tax assets recorded will be recovered in a maximum period of 10 years.

The projected results, which considered perpetuity were transacted discounted to present values using the Company's Weighted Average Cost of Capital (WACC) of the Company and compared to projections at face value and the lesser of the two amounts was considered to determine the amount to be recorded as deferred tax assets.

Additionally, the Management continues to concentrate efforts on the most effective actions to enable a reduction in operating costs, for the purpose of increasing the profits of its operators.

The Company business plan is revised annually to reflect the changing economic scenario, market changes and the impact of Management’s decisions and include the following main assumptions:

  Focus on the broad band internet access service (Net Vírtua), in key markets where there is high population density and available income, and the expansion of access to areas of lower population density but which has a high degree of available income.

  Realization of course of action with subscribers to improve the subscription TV mix subscribers, encouraging migration to packages which offer greater margins and better perception of value in addition to added value services.

  Offer of new added value services to subscribers based on pay per view products including film, sports and à la carte channel menu selections.

  Improved quality of services based on the outsourcing of Customer Service and Information Technology areas which has decreased and should continue to decrease the annual rates of subscriber cancellations and respective operating costs.

  Launch of Net Digital (digital interactive TV), which contributes toward increased income per subscriber and enables the Company to offer higher quantity of products and added value services.

  Continued expansion of key operating processes of the Company, such as sales, installations and retentions, which have resulted in a reduction of costs per subscriber.

  Consolidation of the Net Fone Via Embratel product, which is likely to provide gradual but steady growth of sales of Pay-TV packages integrated with broadband and fixed telephony products.

The tax credits corresponding to amortized installments against taxable income in the short term have been recorded under current assets.

The estimates for recovery of tax credits were based on the projections of taxable income considering several financial and business assumptions prevailing at the fiscal year ended on 2006. Consequently, estimates are subject to not being real in the future, taking into consideration the uncertainties inherent to the projections.

A reconciliation of the income/expenses calculated by the application of combined tax rates and income tax and social contribution tax expenses presented in the statements of income is shown below:

	Parent Company		Consolidated

	09/30/2007	09/30/2006	09/30/2007	09/30/2006

Profit (Loss) before income and social contribution taxes	78,881	53,512	162,476	138,946

Exclusion from income of the equity earnings and results from	(126,548)	(154,715)	25,232	-
the change in the percentage of interest in share capital

(Loss) profit before taxes	(47,667)	(101,203)	187,708	138,946

Combined tax rate of 34%	16,207	34,409	(63,821)	(47,242)

Permanent additions:
Nondeductible expenses	(5,403)	(3,711)	(12,044)	(7,195)

Permanent exclusions:
Tax effect of provisions on incorporated goodwill	-	-	59,158	59,120
Non-taxable revenues	-	-	600	-

Other items:
Income and social contribution taxes on unrecorded tax losses and temporary differences for the period	(10,804)	(30,698)	(7,299)	(22,602)
Income and social contribution taxes on recorded tax losses and temporary differences	-	-	2,983	(3,482)
Other tax credits (debits)	-	-	789	(228)

Revenues (expenses) of income tax and social security charges on earnings for period less amortization of tax credit			(19,634)	(21,629)

Effective rate	0.00%	0.00%	10.46%	15.57%

Amortization of tax credit on goodwill	-	-	(63,737)	(63,737)

Income Tax and Social Contribution for the Period	-	-	(83,371)	(85,366)

8. Investments

	Parent Company		Consolidated

	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Investments in subsidiaries and associated	1,775,245	1,657,145	-	-
companies
Goodwill on the acquisition of	1,700,731	1,702,142	1,841,850	1,850,977
investments

	3,475,976	3,359,287	1,841,850	1,850,977
Other investments	2,789	-	2,953	164

	3,478,765	3,359,287	1,844,803	1,851,141

Detailed information regarding the breakdown and transactions concerning goodwill and investments as well as relevant information related to the subsidiaries is shown below:

a) Goodwill

	Balances on	Additions	Goodwill	Balances
Companies	06/30/2007		amortization	on
				09/30/2007

Vivax S.A.	1,671,200	1,030	-	1,672,230
Net Sul Comunicações Ltda.	30,768	-	(2,365)	28,403
Net Recife Ltda.	174	-	(76)	98

Total Parent Company	1,702,142	1,030	(2,441)	1,700,731
Antenas Comunitárias Brasileiras Ltda. – Blumenau	7,494	-	(661)	6,833
Net Londrina Ltda.	6,947	-	(613)	6,334
Net São Paulo Ltda.	801	-	(172)	629
Canbras Participações Ltda.	132,454	-	(6,216)	126,238
TV Eucalipto Ltda.	639	-	(22)	617
Other	500	-	(32)	468

Total Consolidated	1,850,977	1,030	(10,157)	1,841,850

b) Investments

			Interest on
Companies	Balances on		own capital	Equity	Dividends	Balances on
	06/30/2007	Increase		Earnings	received	09/30/2007

Equity earnings:
Subsidiaries:
Net São Paulo Ltda.	662,017	-	-	20,082	-	682,099
Net Rio Ltda.	446,049	48,303	-	17,257	-	511,609
TV Cabo e Com. de Jundiaí S.A.	6,535	-	(77)	396	-	6,854
Net Franca Ltda.	5,304	-	(112)	207	-	5,399
Net Recife Ltda.	4,903	-	(115)	473	-	5,261
Net Sul Comunicações Ltda.	206,188	-	(4,272)	12,738	-	214,654
Net São Carlos Ltda.	3,961	-	(53)	213	-	4,121
Net Indaiatuba Ltda.	1,788	1,500	(4)	73	-	3,357
Net Florianópolis Ltda.	161,044	-	(2,260)	14,355	-	173,139
Reyc Comércio e Participações Ltda.	14,680	-	-	(292)	-	14,388
Net Bauru Ltda.	-	3,000	-	2	(2,191)	811
Net Ribeirão Preto Ltda.	-	9,900	-	59	(6,870)	3,089
Vivax S.A.	144,676	-	-	5,788	-	150,464

	1,657,145	62,703	(6,893)	71,351	(9,061)	1,775,245

c) Information related to subsidiaries and associated companies

	September 30, 2007

				Interest in

				Share	Voting					Effect on the
	CN Shares	PN Shares	Quotas	Capital	Capital	Shareholders	Share			Parent
Companies	(thousand)	(thousand)	(thousand)	(%)	(%)	’ equity	Capital	Income	Investments	Company
										results

Subsidiaries:
Net São Paulo Ltda.	-	-	42,830	97.40	-	700,281	497,759	47,580	682,099	46,347
Net Rio Ltda.	-	-	27,047,186	100.00	-	511,609	318,775	42,622	511,609	42,622
Jonquil Ventures Limited	-	-	-	-	-	-	-	-	-	721
TV Cabo e Com. de Jundiaí S.A.	12,985	-	-	50.00	50.00	13,708	7,500	3,108	6,854	1,555
Net Franca Ltda.	-	-	3,097,554	100.00	-	5,399	30,976	493	5,399	493
Net Recife Ltda.	-	-	2,675,720	100.00	-	5,261	26,757	667	5,261	667
Net São Carlos Ltda.	-	-	8,800	100.00	-	4,121	8,800	795	4,121	795
Net Indaiatuba Ltda.	-	-	632,030	100.00	-	3,357	7,821	40	3,357	40
Net Piracicaba Ltda.	-	-	-	-	-	-	-	-	-	3,712
Net Sul Comunicações Ltda.	-	-	65,552,565	100.00	-	214,654	655,526	23,671	214,654	23,671
Net Florianópolis Ltda.	-	-	14,488,566	78.13	-	221,592	185,431	38,494	173,139	29,597
Reyc Comércio e Participações Ltda.	-	-	921	26.94	-	53,409	313,262	(493)	14,388	(132)
Net Bauru Ltda.	-	-	2,400	9.06		8,953	33,100	216	811	3
Net Ribeirão Preto Ltda.	-	-	990,000	12.07		25,589	82,048	2,843	3,089	60
Brasil TV Cabo Participações S.A.	-	-	-	-	-	-	-	-	-	(15,229)
Vivax S.A (*)	56,142	54,256	-	100.00	100.00	150,464	478,194	10,693	150,464	688

									1,775,245	135,610

(*) As of September 24, 2007, units were no longer traded on the São Paulo Stock Exchange (BOVESPA) due to delisting with capital becoming closely held and applying to the Brazilian Securities and Exchange Commission (CVM) to cancel Vivax's registration as a publicly traded company.

On January 31, 2007, continuing the process of ownership restructuring announced in 2002, the subsidiary Net Florianópolis Ltda. incorporated the subsidiaries Net Piracicaba Ltda. and Net Joinville Ltda. and the subsidiary Net Paraná Ltda. incorporated Net Curitiba Ltda. On May 02, 2007, the subsidiary Jonquil Ventures Limited was wound up.

Vivax S.A. acquisition

The Extraordinary General Meeting of June 11, 2007, approved implementation of ownership restructuring involving two different and subsequent stages: (I) incorporation of Brasil TV e Cabo Participações S.A. to the equity of Vivax S.A., with its consequent winding up; and (II) incorporation to the Company's equity of the Vivax S.A. stock that was formerly not in its possession with the consequent translation of Vivax to a wholly owned subsidiary of the Company.

The Vivax S.A. consolidated balance sheet on September 30, 2007 and income statement for 4 month ended on September 30, 2007 are shown below.

BALANCE SHEET ON SEPTEMBER 30, 2007

Assets
Current assets	184,669
Non current assets	10,556
Fixed assets
Investments	126,855
Property, plant and equipment and deferred assets	262,946

Non-current assets	400,357

Total assets	585,026

LIABILITIES
Current liabilities	100,325
Non Current liabilities	334,237
Shareholders’ equity	150,464

Total liabilities	585,026

STATEMENT OF INCOME FOR SEPTEMBER, 2007

Gross revenues	184,194
Net revenues	132,770
Cost of services rendered	(67,200)
Gross profit	65,570
Operating income / expenses	(40,261)
Operating profit	25,309

Net income for the period	10,693

On May 31, 2007, the subsidiary Vivax S.A. standardized its accounting estimates to those practiced by the Company, which increased the Company's goodwill by the amount of R$ 49.522 and reduced the income statement in the amount of R$ 28.906 under the equity heading.

The cost of acquiring shareholder control of Vivax S.A. generated goodwill in the amount of R$ 1.672.230, based on the expectation of future profitability. The value of the goodwill will be amortized as of October 2007 within 10 years.

As of June, 2007, the Company started to fully consolidate Vivax and its investments in Horizon Line Brasil Ltda. (91,80%), Canbras TVA Cabo Ltda. (100,00%), Jacareí Cabo S.A. (83,00%), 614 TVH Vale S.A. (79,28%), TV Mogno Ltda. (100,00%) and TV Eucalipto Ltda. (100,00%), premium paid on acquiring Canbras TVA Cabo Ltda and advance for future capital increase in 614 TVH Vale S.A.

9. Property, plant and equipment

In light of recent technological innovations, and on the basis of studies conducted by its technical department together with independent experts, the Company concluded that the useful life of the main components of its network did not appropriately reflect recent developments and its real revenue-generating capacity. On the basis of these studies and its business plans, the Company's management decided that as of January 1st, 2007 (Vivax as of June, 2007), its accounts should recognize technological and market changes by revising accounting estimates of useful life and depreciation rates in its accounts as follows:

Description	Useful Life (years)		Annual Rate of Depreciation

	Prior	Revised	Prior	Revised

Network Center - Head End	15	10	6.67	10
Head End – DataCenter	15	5	6.67	20
External network	12	12	8.33	8.33
Optic fiber	15	12	6.67	8.33
Internal Network – MDU	15	12	6.67	8.33
Terminals	10	5	10	20
Information technology equipment	5	3	20	33.33
Software - Applications	5	3	20	33.33
Software – Corporate	5	5	20	20

The new average depreciation rates applicable to each category of assets were calculated on the basis of the new useful life numbers arising from the studies for revising the accounting estimates and independent expert report.

The consolidated effect of this change in accounting estimates on accumulated income for the period from January 1st to September 30, 2007 in relation to the depreciation rates previously adopted was an increase in depreciation expenses in the amount of R$ 95.238.

		Parent Company

	Average annual	Balances on			Balances on
	depreciation rate -	06/30/2007	Additions	Write-offs	09/30/2007
	%

Property, plant and equipment in use
Software - Applications	33.33	41,399	2,739	-	44,138
Software - Corporate	20	123,777	-	-	123,777
Machinery and equipment	10	1,097	15	(82)	1,030
Furniture and fixtures	10	2,347	74	(8)	2,413
Installations	10	4,567	142	-	4,709
Improvements and buildings	4	438	-	-	438
Vehicles	20	322	-	(82)	240
Information technology equipment	33.33	11,695	552	(133)	12,114

		185,642	3,522	(305)	188,859
Accumulated depreciation		(146,471)	(4,230)	238	(150,463)

		39,171	(708)	(67)	38,396

		Consolidated

	Average annual	Balances		Write-offs /	Balances on
	depreciation rate -	on	Additions	Transfers	09/30/2007
	%	06/30/2007

Signals distribution network
Network central	10	191,602	10,002	(532)	201,072
Data center	20	97,379	6,273	(264)	103,388
External network	8.33	1,423,748	41,534	22,999	1,488,281
Internal network	8.33	288,041	7,847	(9)	295,879
De-codifiers	20	423,446	-	(5,618)	417,828
Digital De-codifier	20	204,267	51,667	515	256,449
Cable modem	20	147,744	7,924	(9,467)	146,201
Inventories to be used in	-	160,521	-	(27,595)	132,926
property, plant and equipment
Advances to suppliers and
property, plant and equipment	-	8,847	437	(1,750)	7,534
in progress
Other	Diversas	4,669	243	(734)	4,178

		2,950,264	125,927	(22,455)	3,053,736
Property, plant and equipment in
use
Software - Applications	33.33	76,741	2,374	(1)	79,114
Software - Corporate	20	184,828	6,994	-	191,822
Machinery and equipment	10	34,238	575	1,301	36,114
Furniture and fixtures	10	18,381	178	(34)	18,525
Installations	10	16,854	196	(1)	17,049
Improvements and buildings	4	40,958	900	2	41,860
Vehicles	20	4,041	41	(173)	3,909
Information technology	33.33	66,807	855	(341)	67,321
equipment
Tools	20	19,871	1,913	5	21,789
Land	-	3,905	-	(3)	3,902
Other	Diversas	2,564	-	(2)	2,562

		469,188	14,026	753	483,967

		3,419,452	139,953	(21,702)	3,537,703

Accumulated depreciation		(2,070,757)	(75,495)	11,798	(2,134,454)

		1,348,695	64,458	(9,904)	1,403,249

10. Intangible

	Consolidated

	09/30/2007	06/30/2007

Cost	85,904	85,904
Accrued amortization	(41,744)	(40,858)

Total	44,160	45,046

As mentioned in note 1, Vivax S.A.’s licenses were acquired on several dates, originally granted for the period of 15 years, renewable for successive and equal periods. The cost of acquisition has now been fully paid off and there are no remaining installments to be paid. In accordance with the applicable legislation, as of the date of publication of the licensing document, the Company has a period of 18 months (which may be extended for further 12 months) to conclude the initial stage of installing infrastructure and starting to provide services to subscribers, in accordance with the project supported by the licensing document. The commitments for maintenance of licenses have been fulfilled.

Amortization of licenses is calculated by the straight-line method for the period from the date of the start of operations and the date of the original expiry of the license, which is 15 years.

11. Deferred charges

		Consolidated

		09/30/2007			06/30/2007

	Average annual rate of Amortization - %	Cost	Accumulated Amortization	Net Amount	Net Amount

Residential installations	16.67	560,897	(311,811)	249,086	218,050
Digital TV Project	20	7,775	(3,282)	4,493	4,847
Expenses for the pre-maturation stage	20	3,212	(2,809)	403	514
Voip Project	-	332	-	332	332
Pre-operating expenses	20	7,846	(6,303)	1,543	1,927

		580,062	(324,205)	255,857	225,670

12. Programming suppliers

Shown below is a breakdown of obligations with programming suppliers:

	Parent Company		Consolidated

	Current liabilities		Current liabilities

Description	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Related parties
Net Brasil S.A.	-	-	72,722	66,586
Globosat Programadora Ltda.	-	-	6,760	6,907

	-	-	79,482	73,493

Third parties	27,171	24,776	37,360	34,904

Total	27,171	24,776	116,842	108,397

Consolidated			Operating income

			Program schedule
	Programming		guide (TV Guide)		Sales commissions		Total

Companies	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006

Related parties
Net Brasil S.A.	(314,241)	(317,215)	-	-	(1,104)	(1,086)	(315,345)	(318,301)
Globosat Programadora Ltda.	(36,295)	(29,759)	-	-	-	-	(36,295)	(29,759)
Editora Globo S.A.	-	-	(8,611)	(9,771)	-	-	(8,611)	(9,771)
Fundação Roberto Marinho	(12)	-	-	-	-	-	(12)	-

Third parties	(148,571)	(57,677)	-	-	-	-	(148,571)	(57,677)

Total	(499,119)	(404,651)	(8,611)	(9,771)	(1,104)	(1,086)	(508,834)	(415,508)

The negotiations are still ongoing and involve values which are pending formalization for effective settlement related to the years 2001 and 2002 in the amount of approximately R$ 31.656 which has been price level restated based on the IGP-M (General Market Price Index) and are recorded under liabilities.

Net Brasil S.A., a company controlled by Distel Holding S.A., serves as the agent, so that it can negotiate with and contract producers and audiovisual programming suppliers for acquisition of Brazilian content in its own name to assure the best price and payment terms.

The contract establishes that all rights and obligations provided for in the acquisition of Brazilian program content that have been agreed upon between Net Brasil S.A. and the respective program suppliers continue in full force until the end of their term of validity.

Additionally, the contracts for the acquisition of existing international program content have been recognized and accepted by the Company, which implies that the Company must fully comply with the existing terms and thereof until the respective contract terms lapse, at which time they will be negotiated directly between the Company and the programmers.

The Company can contract new international content channels directly from the programmers.

The rights to use the trademark Net has been assigned free of charge by Net Brasil S.A.

Pay-per-view (PPV) events are acquired through consortia between the related company Globosat Programadora Ltda. and the Company, in order to jointly exploit the assets, rights and resources allocated for transmission and marketing of these events, with period of validity in accordance with the duration of each event covered by the consortia.

The values and terms of the programming contracts before the companies related to the Organizações Globo such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, USA and For Man are conducted at normal market prices, terms and payment conditions.

In March, 2005, the Company signed a memorandum of understanding with Brasil Distribution L.L.C, and obtained nonexclusive rights to transmit throughout Brazilian territory, HBO channel programming services, on both analogical and digital grids. The validity term of the referenced memorandum is December 31, 2009, and will be price level restated annually based on the IGP-M.

In September, 2007, the controlling company Vivax renegociated contracts for acquisition of programming, and started to use the same criteria and conditions as those applying to the Company.

13. Loans and financing

			Parent Company		Consolidated

		Interest
National Currency		rate p.a.	09/30/2007	06/30/2007	09/30/2007	06/30/2007
	Indexer

Finame	R$	3.15%	-	-	66,824	28,931
Bank credit notes – Itaú BBA	R$	1.20%	-	-	230,737	223,775

Total loans
and national financings			-	-	297,561	252,706

Foreign currency
Guaranteed Perpetual Notes	US$	9.25%	278,181	291,472	278,181	291,472

Total Guaranteed Perpetual Notes			278,181	291,472	278,181	291,472

Total loans and financings			278,181	291,472	575,742	544,178

Current			2,349	2,545	20,320	8,523
Non current			275,832	288,927	555,422	535,655

As of 2007, for the purpose of acquiring digital signal equipment, the Company started captivation of financing before certain Financial Agents using funds passed on by Finame. On September 30, 2007, the amount of funding of this type was R$ 66.152. These contracts include interest charges of 100% of the long-term rate (TJLP) plus an average spread of 3.15% p.a., and a 1-year period of grace, total tenor of five years and trust deed attaching the assets financed.

On November 28, 2006, the Company issued Guaranteed Perpetual Notes (“9.25% Guaranteed Perpetual Notes”) in the amount of R$ 326.966 with indefinite expiration, annual interest rate of 9.25%, with quarterly payment as of February 28, 2007, and warranty of all the Company's subsidiaries except TV Cabo e Comunicações de Jundiaí S.A. and Televisão a Cabo Criciúma Ltda. The Company has the option of settling the note in full as of November 27, 2009.

On August 29, 2007, the Company paid interest charges in the amount of R$ 7.904 (R$ 8.223 as of May 29, 2007) relating to guaranteed perpetual notes.

On November 16, 2006, subsidiary Vivax S.A. arranged a loan from Banco Itaú BBA S.A. through a bank credit note in the amount of R$ 220 million, with expiration in five years and repayment of principal at the end of the 3rd, 4th and 5th years, at an interest rate equivalent to the interbank (CDI) rate plus a spread of 2% a year, with half-yearly expirations, used to prepay the debentures issued by Vivax. Until July 30, 2007, this financing was guaranteed by assignment of 100% of the creditor rights relating to pay-TV services, broadband Internet and other services provided to be held by Vivax and its respective subsidiaries 614 TVH Vale S.A. and Jacareí Cabo S.A., Vivax also assumed the commitment to maintain certain financial indicators to be determined quarterly for its net financial debt to EBITDA ratio, EBITDA to net financial expense ratio and net financial debt to shareholders’ equity. In the event of not fulfilling these commitments there may be immediate expiration of the debit balance. Additionally, Vivax may prepay the loan at any time subject to payment of a 0.75% premium in proportion to the days left before the date of expiration, and calculated on the respective debit balance.

On July 06, 2007, the loan before Banco Itaú BBA S.A. was amended towards the reduction of financial charges, the replacement of pledge of credit rights as guarantee for the operation for aval of Net Serviços de Comunicação S.A. and amendment to the financial indexes maintenance clauses. Therefore as of July 06, 2007, the financial charges levied on this operation are the interbank rate (CDI) plus a spread of 1.2% a year. The conditions for maintaining financial indexes replicate the obligations assumed by the Company in its 6th debenture issue.

The installments described in Non-Current Liabilities must be paid by the Company’s Management as follows:

Year of maturity:	Parent Company	Consolidated

2008	-	3,724
2009 (*)	275,832	290,729
2010	-	14,897
2011	-	234,897
2012	-	11,175

	275,832	555,422

(*)The perpetual notes in the amount of R$ 275,832 bear the option of repaying the notes in full as of November 27, 2009.

The costs of issuing Guaranteed Perpetual Notes in the amount of R$ 8,773, were capitalized as advance expenses and are being appropriated to earnings for the term of the option for settling the note.

14. Debentures

On December 1st, 2006, through its 6th issue, the Company issued 58,000 simple debentures which cannot be converted into shares, and which are nominal and contractual and have no preemptive rights at a nominal value of R$ 580,000 and annual interest at the interbank rate (locally CDI) + 0.70% . Under the simple debenture public distribution program authorized by the Brazilian Securities and Exchange Commission (local acronym CVM), the Company has the option of issuing debentures in the amount of R$ 900,000 within 2 (two) years.

The debentures issued and placed can be broken down as follows:

			Parent Company and
			Consolidated

	Quantity in circulation		Balances on

	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Nonconvertible debentures, 6th issue in 2006	58,000	58,000	602,640	585,275

Current			22,640	5,275
Non current			580,000	580,000

The installments classified in Non Current Liabilities have the following payment schedule:

Year of maturity:	Consolidated

2010	145,000
2011	145,000
2012	145,000
2013	145,000

Total	580,000

The main characteristics of the 6th issue of debentures are summarized in the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company held on October 23, 2006.

Total issue value	R$ 580,000

Nominal unit value on the
issue date	Single issue - R$ 10

Total number issued	58,000 Debentures

Date issued	December 1st, 2006

Final due date	December 1st, 2013

Type	Simple, nonconvertible in Company shares, nominative and contractual.

Amortization	The amortization amount shall be of 25% of the Unit Nominal Amount of Debentures, on the respective dates: December 1st, 2010, December 1st, 2011, December 1st, 2012, and December 1st, 2013.

Remuneration
Remunerative Interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day, “Over extra group” (ID rate), plus exponential spread of 0.70% per year, based on 252 business days. The yield shall be paid every six months ensuring from the issuance date on the 1st day or the first subsequent business day in the months of June and December of each year, and the last payment shall be made on December 1st, 2013.

Guarantees	Debentures shall be in cash without preemptive rights.

Company Obligations	The Company must comply with a number of covenants, some of which are as follows:
-The ratio of Consolidated Net Debt to EBITDA must be kept at 2.5 or more.
-The ratio of Consolidated Net Interest Debt divided to EBITDA must be kept at 1.5 or more.
-Restrictions to new debt, sale of assets, distribution of dividends and repurchase of its own shares.
-Use of funds arising from the Issue in compliance with that provided in the Issue Deed
-At all times maintain its registration of a publicly traded company up to date before the CVM and make all prepared and approved financial statements available to the Fiduciary Agent.
-Advise whenever there is any event of noncompliance with a pecuniary obligation.
-Comply with laws, regulations, ruling and applicable orders in all relevant aspects.
-Keep its accounting up to date and effect the respective records according to the accounting practices accepted in
Brazil.
-Conduct all intercompany operations according to the ethical standards, which serve to guide such business.
-Keep insurance coverage according to the normally adopted practices of the Company and as described in the
Definitive Prospectus.

The Company does not present any events of noncompliance with the financial indexes mentioned above as of September 30, 2007.

The costs of the 6th issuance of debentures in the amount of R$ 4,103, were capitalized as prepaid expenses and will be amortized according to the term of the debenture issuance contract.

15. Copyrights accounts payable - ECAD

It refers to amounts payable to the Central Payment and Distribution Office – ECAD, a body which acts as the legal representative for artists and authors in the collection of royalty payments owed to them by the public display of musical compositions in Brazil. The Company is discussing the dunning of such amounts and effected judicial deposits in the amount of R$ 49,707 (R$ 44,789 on June 3, 2007). On September 30, 2007, the amounts payable to ECAD totaled R$ 23,905 (R$ 22,924 on June 30, 2007).

16. Related parties transaction

The main asset and liability balances on September 30, 2007, as well as transactions with related parties which impact the results of the period were conducted under normal market conditions taking the respective operations into account and are shown below:

Parent Company	Current Assets

	Programming receivable		Related parties		Total

Companies	09/30/2007	06/30/2007	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Subsidiaries

Net Rio Ltda.	5,943	5,629	44,603	48,734	50,546	54,363
Net Brasília Ltda.	1,081	910	372	395	1,453	1,305
Net Campinas Ltda.	768	697	359	400	1,127	1,097
Net Belo Horizonte Ltda.	1,702	1,507	672	753	2,374	2,260
Net São Carlos Ltda.	92	88	35	41	127	129
Net Sul Comunicações Ltda.	1,630	1,530	648	724	2,278	2,254
Net Goiânia Ltda.	369	346	171	188	540	534
Net Ribeirão Preto Ltda.	283	264	118	131	401	395
Net São Paulo Ltda.	9,568	8,778	3,202	3,583	12,770	12,361
Net Sorocaba Ltda.	226	221	117	133	343	354
DR-Empresa de Distrib. e Recep. de TV Ltda.	1,260	1,195	352	415	1,612	1,610
Net Paraná Comunicações Ltda.	992	876	413	424	1,405	1,300
Net Florianópolis Ltda.	496	747	184	205	680	952
TV Cabo e Comunicações de Jundiaí S.A.	246	240	-	-	246	240
Other	1,837	1,427	580	674	2,417	2,101

Total	26,493	24,455	51,826	56,800	78,319	81,255

Parent Company	Non-current Assets

	Advances for future capital
	Related parties		increases		Total

Companies	09/30/2007	06/30/2007	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Subsidiaries

Net Rio Ltda.	-	41,980	-	-	-	41,980
Net Brasília Ltda.	-	22	-	-	-	22
Net Campinas Ltda.	-	50	-	-	-	50
Net Belo Horizonte Ltda.	12,677	36	-	-	12,677	36
Net São Carlos Ltda.	-	-	4,490	4,490	4,490	4,490
Net Sul Comunicações Ltda.	-	53	-	-	-	53
Net Goiânia Ltda.	-	51	-	-	-	51
Net Ribeirão Preto Ltda.	-	7,769	-	-	-	7,769
Net Paraná Comunicações Ltda.	-	51	-	-	-	51
Net Florianópolis Ltda.	200	108	-	-	200	108
TV Cabo e Comunicações de Jundiaí S.A.	-	123	1,352	1,352	1,352	1,475
Other	3,114	3,107	-	-	3,114	3,107

Total	15,991	53,350	5,842	5,842	21,833	59,192

Parent Company	Current liabilities		Non Current liabilities

	Suppliers	Related parties	Related parties

Companies	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Subsidiaries

Net Rio Ltda.	-	-	820	36
Net Brasília Ltda.	-	-	1,152	-
Net São Paulo Ltda.	-	-	6,401	1,290
Net Paraná Ltda.	-	-	549	-
Net Sul Comunicações Ltda.	-	-	420	-
Net Goiânia Ltda.	-	-	326	-
Net Piracicaba Ltda.	-	-	231	-
Net Sorocaba Ltda.	-	-	359	-
Net Joinville Ltda.	-	-	137	-
TV Cabo e Comun. Jundiaí S. A.	-	-	128	-
DR-Emp.de Distrib. e Recep. De TV Ltda.	-	-	145	148
Outros	-	-	1,096	710

	-	-	11,764	2,184
Shareholders

Emp. Brasil. de Telecom. S.A. – Embratel	651	294	-	-

	651	294	-	-
Associated Companies

BCP S.A.	128	210	-	-

	128	210	-	-

Total	779	504	11,764	2,184

Parent Company	Operating income

	Services revenue and
	repass of
	administrative		Financial		Telecommunications		Total
	expenses

Companies	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006

Subsidiaries

Net Belo Horizonte Ltda. (*)	9,188	6,182	96	10	-	-	9,284	6,192
Net Rio Ltda. (*)	26,202	19,061	7,903	15,034	-	-	34,105	34,095
Net Recife Ltda.	1,173	817	-	-	-	-	1,173	817
Net Brasília Ltda. (*)	4,826	3,075	(27)	5	-	-	4,799	3,080
TV Cabo e Comun. Jundiaí S. A.	1,021	993	-	(1)	-	-	1,021	992
Net Campinas Ltda. (*)	4,862	3,128	(14)	4	-	-	4,848	3,132
Net São Carlos Ltda.	493	352	(2)	-	-	-	491	352
Net Franca Ltda.	368	259	(2)	-	-	-	366	259
Net Sul Comunicações Ltda.	8,857	6,032	(18)	919	-	-	8,839	6,951
Net São Paulo Ltda.	43,485	28,816	(2)	(2,681)	-	-	43,483	26,135
DR-Emp.de Distrib. e Recep. De TV Ltda.	5,035	3,488	(13)	1	-	-	5,022	3,489
Net Paraná Comunicações Ltda.	5,276	3,388	(20)	4	-	-	5,256	3,392
Net Florianópolis Ltda.	2,500	1,625	92	2	-	-	2,592	1,627
Net Sorocaba Ltda.	1,616	1,054	(7)	1	-	-	1,609	1,055
Net Goiânia Ltda.	2,296	1,510	(7)	1	-	-	2,289	1,511
Net Indaiatuba Ltda.	132	93	52	-	-	-	184	93
Net Joinville Ltda.	519	359	(17)		-	-	502	359
Net Anápolis Ltda.	219	140	21	-	-	-	240	140
Net Bauru Ltda.	624	438	78	-	-	-	702	438
Net Campo Grande Ltda.	1,085	775	18	-	-	-	1,103	775
Net Ribeirão Preto Ltda.	1,594	985	248	-	-	-	1,842	985
Net Maringá Ltda	447	313	(1)	-	-	-	446	313
Net Londrina Ltda	907	657	(1)	-	-	-	906	657
Other	2,708	2,092	4	-	-	-	2,712	2,092

	125,433	85,632	8,381	13,299	-	-	133,814	98931
Shareholders

Emp. Brasil. de Telecom. S.A. – Embratel	-	-	-	-	(2,880)	(1,230)	-	(1,230)

	-	-	-	-	(2,880)	(1,230)	-	(1,230)
Associated Companies

Infoglobo Comunicações Ltda.	-	-	-	-	(1)	-	-	-
BCP S.A.	-	-	-	-	(339)	(97)	-	(97)

	-	-	-	-	(340)	(97)	-	(97)

Total	125,433	85,632	8,381	13,299	(3,220)	(1,327)	133,814	97,604

(*) On March 31, 2005, the Company sold off 100% of investments in the companies Net Belo Horizonte Ltda., Net Brasília Ltda., and Net Campinas Ltda. to the subsidiary Net Rio Ltda. The adjusted price was based on the companies’ shareholders’ equity and shall be settled in three annual installments beginning August 15, 2006 and price level restated according to the fluctuation of the DBDs plus 4% interest per year beginning December 15, 2005. The amounts receivable are included in the heading related parties classified in the current and non current assets.

Consolidated	Current Assets						Non-current Assets		Total

	Accounts receivable		Programming		Related parties		Related parties		Assets

Companies	09/30/2007	06/30/2007	09/30/2007	06/30/2007	09/30/2007	06/30/2007	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Subsidiaries

TV Cabo e Comun. Jundiaí S. A.	-	-	123	120	176	396	59	178	358	694

Shareholders

Emp. Brasil. de Telecom. S.A. – Embratel	-	-	-	-	26,421	7,839	-	-	26,421	7,839

Associated Companies

Globosat Programadora Ltda.	294	5	-	-	-	-	-	-	294	5

Total	294	5	123	120	26,597	8,235	59	178	27,073	8,538

	Current				Non current
Consolidated	Liabilities				Liabilities			Total

					Related	Deferred Income
	Suppliers		Related parties		parties			Liabilities

Companies	30/09/2007	30/06/2007	30/09/2007	30/06/2007	30/09/2007	30/09/2007	30/06/2007	30/09/2007	30/06/2007

Shareholders

Emp. Brasil. de Telecom. S.A. – Embratel	14,473	14,855	19,304	19,577	-	38,918	35,907	72,695	70,339

Subsidiaries

TV Cabo e Comun. Jundiaí S. A.	-	-	94	79	82	-	-	176	79

Associated Companies

Brasilcenter Comunicações Ltda.	1,778	1,783	-	-	-	-	-	1,778	1,783
BCP S.A.	915	998	-	-	-	-	-	915	998
Globo Comunicação e Participações S.A.	25	-	-	-	-	-	-	25	-
Tess S.A.	14	15	-	-	-	-	-	14	15
Americel S.A.	76	-	-	-	-	-	-	76	-

	2,808	2,796	-	-	-	-	-	2,808	2,796

Total	17,281	17,651	19,398	19,656	82	38,918	35,907	75,679	73,214

Consolidated	Operating income

	Rental Revenues/
	Telecommunications		Other	Financial		Telecommunication		Programming/ Trade		Program schedule		Total
						Expenses		Comission		guide

Companies	09/30/2007	09/30/2006	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006

Shareholders

Globo Comunicação e
Participações S.A.	88	-	(78)	-	(2)	(115)	(126)	-	-	-	-	(105)	(128)
Emp. Brasil. de
Telecom. S.A. –	49,333	9,813	-	(200)	-	(61,727)	(33,507)	-	-	-	-	(12,594)	(23,694)
Embratel

	49,421	9,813	(78)	(200)	(2)	(61,842)	(33,633)	-	-	-	-	(12,699)	(23,822)
Associated Companies

Net Brasil S.A.	-	-	-	-	-	-	-	(315,345)	(318,301)	-	-	(315,345)	(318,301)
Globosat Programadora
Ltda.	1,171	-	-	-	-	-	25	(36,295)	(29,759)	-	-	(35,124)	(29,734)
Editora Globo S.A.	-	-	-	-	-	-	(145)	-	-	(8,611)	(9,771)	(8,611)	(9,916)
Infoglobo Comunicações
Ltda.	-	-	(8)	-	-	(14)	(13)	-	-	-	-	(22)	(13)
BCP S.A.	-	-	-	-	-	(2,155)	(546)	-	-	-	-	(2,155)	(546)
Brasilcenter
Comunicações Ltda.	-	-	-	-	-	(8,186)	(2,450)	-	-	-	-	(8,186)	(2,450)
BSE S.A.	-	-	-	-	-	-	(18)	-	-	-	-	-	(18)
Americel S.A.	-	-	-	-	-	(187)	(87)	-	-	-	-	(187)	(87)
Fundação Roberto
Marinho	-	-	-	-	-	-	-	(12)	-	-	-	(12)	-
TESS S.A.	-	-	-	-	-	(164)	(320)	-	-	-	-	(164)	(320)

	1,171	-	(8)	-	-	(10,706)	(3,554)	(351,652)	(348,060)	(8,611)	(9,771)	(369,806)	(361,385)

Total	50,592	9,813	(86)	(200)	(2)	(72,548)	(37,187)	(351,652)	(348,060)	(8,611)	(9,771)	(382,505)	(385,207)

The balances of credits and debits with the Associated Companies, except receivables from Net Rio Ltda. are subject to interest of 12% p.a., with indefinite term of maturity.

Transactions related to the acquisition of programming, exclusively through the intermediation of Net Brasil S.A., as well as pay-per-view with Globosat Programadora Ltda., are shown on note 12.

The program schedule guides of the Company are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., on the basis of usual market practice prices and terms for this type of operation.

Since November 2005, the Company in partnership with Empresa Brasileira de Telecomunicações S.A. - Embratel offer telephony services for subscribers of the Company. The new business model offers an Embratel voice product to existing and prospect subscribers of the Company, which calls for the sharing of results by means of the Company’s bi-directional network. By implementing this business, the company started offering to its markets integrated video, broadband and voice (“triple play”) services. Sales of this new product came on stream toward the end of March 2006.

The main aim of the partnership between the Company and Embratel is the exploitation of voice services based on Embratel licenses for conventional telephone services (STFC – Serviço Telefônico Fixo Comutado), multimedia service (SCM – Serviço de Comunicação de Multimídia) and/or through any other structure best suited to exploitation by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

The Company transactions involving the companies associated with Embratel Participações S.A., are recorded based on prices and conditions defined as follows:

Net Fone revenue – Remuneration is based on 50% of the net revenue from accounts invoiced by Embratel (Net Fone), after deducting interconnection costs.
Special projects – Remunerated on the basis of percentage of costs incurred by each project.
Network access revenue – Remunerated on the basis of Net Fone installation costs.
Optic fibers lease revenue – Remunerated in accordance with specific contract including usual market condition.

Other transactions as Vírtua link, voice channel, land line telephony and Click 21 are recorded on the basis of usual market practice prices and terms for this type of operation.

17. Provisions for contingencies

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These processes involve infraction records, indemnity claims, requirements for agreement revision and other actions whose amounts are required or taxes do not reflect what will be defined on the final sentence. Management based on information received from its legal advisors, pending legal processes and based on prior experience regarding amounts claimed has established a provision for a sufficient amount to cover losses estimated for the ongoing suits as shown below:

	Parent Company

	09/30/2007			06/30/2007

		Judicial		Net of judicial
	Provision	deposits	Net	deposit

Labor	756	(623)	133	162
Civil	612	(378)	233	224
Tax	237,760	-	237,760	245,815
Social Secury	234	-	234	232

Total	239,362	(1,001)	238,360	246,433

Status of the processes for the year

Parent Company	Labor	Civil	Tax	Social Security	Total

Balances on June 30, 2007	762	602	245,875	232	247,471
Additions to the provision	129	9	35	-	173
Price level restatement	-	-	3,803	2	3,805
Use, Reversions and Reclassifications	(135)	-	(11,953)	-	(12,088)

Balances on September 30, 2007	756	611	237,760	234	239,361

Judicial deposits	(623)	(378)	-	-	(1,001)

Net balance of the contingencies	133	233	237,760	234	238,360

	Parent Company

	09/30/2007			06/30/2007

				Net of
		Judicial		judicial
	Provision	deposits	Net	deposit

Labor	41,513	(9,175)	32,338	13,511
Civil	28,570	(600)	27,970	25,951
Tax	592,755	(67,580)	525,175	527,038
Social Security	6,879	(2,103)	4,776	28,814

Total	669,717	(79,458)	590,259	595,314

Status of the processes for the year

Consolidated	Labor	Civil	Tax	Social Security	Total

Balances on June 30, 2007	20,849	26,552	592,229	30,082	669,712
Additions to the provision	3,209	2,505	4,658	-	10,372
Price level restatement	254	43	9,890	125	10,312
Use, Reversions and Reclassifications	17,201	(530)	(14,022)	(23,328)	(20,679)

Balances on September 30, 2007	41,513	28,570	592,755	6,879	669,717

Judicial deposits	(9,175)	(600)	(67,580)	(2,103)	(79,458)

Net balance of the contingencies	32,338	27,970	525,175	4,776	590,259

The Company has made several judicial deposits entailed to tax-related processes ongoing on Court.

Tax liabilities and charges calculated and collected by the Company and its subsidiaries, as well as the respective income declarations, fiscal and corporate ownership records are subject to examination by the tax authorities for a number of prescribed periods in accordance with the applicable legislation.

I) Labor contingencies

Labor contingencies involving the Company and its subsidiaries, among them Vivax, comprise 994 lawsuits, mostly arising from employees' claims in relation to overtime, mandatory annual bonus (13th wage), prior notice, vacations and Severance Fund (FGTS). The Company and its subsidiaries made judicial deposits of R$ 9,175 (R$ 7,728 on June 30, 2007) in relation to labor cases.

II) Civil contingencies

The Company’s civil-law contingencies in the main arise from actions for termination of contract brought by subscribers claiming damages for harm allegedly caused by non-performance; actions seeking revision of post-leasing contracts from a number of electricity companies, and actions related to the revision of certain terms of the standard contract used by operators, specifically monthly fee increases in April 1999. For cases of this type, Management has set aside provisions in the amount of R$ 13,918 (R$ 13,442 on June 30, 2007).

Additionally, the Brazilian anti-trust agency known as the Administrative Council of Economic Defense (local acronym CADE) alleged anti-competition conduct in relation to the purchase of the company Antenas Comunitárias Brasileiras Ltda. by DR-Empresa de Distribuição e Recepção de TV Ltda. and through an administrative procedure decided to levy a fine of 25% on the revenue of the Company and 20% on the revenue of Antenas Comunitárias Brasileiras Ltda., in both cases applicable to the year of 2000 reporting period. Seeking to annul the fine, the Company obtained a court order suspending the effects of the administrative decision taken by the anti-trust agency. For cases of this type, Management has set aside provisions in the amount of R$ 5,606 (R$ 5,606 on June 30, 2007).

III) Tax and social security contingencies

The following are the main tax and pensions/social security contingencies:

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

The states in which the subsidiaries operate adhered to the ICMS 57/99 agreement, except for the State of Rio Grande do Sul, which has been taxing services at the rate of 12%. The subsidiaries of Rio Grande do Sul are depositing in court and provisioning all amounts in excess of the 7.5% rate effective in 2000 and the 10%

rate effective in 2001, and taking legal action against taxation of its services in this state in the amount of R$40,665 (R$39,337 on June 30, 2007).

Some subsidiaries were objecting to taxation of their broadband Internet services through their cable networks and claiming recognition of this activity as part of the service of pay-TV service in accordance with the Anatel agency regulations, thus being liable for the corresponding ICMS taxation on revenue and enjoying the same benefit. Based in the opinion of our lawyers, the Company has discontinued the lawsuits, thus requesting the conversion of the judicial deposits in benefit of the State Treasury Office. The provisions amount to R$ 23,227 (R$ 23,227 on June 30, 2007), which shall be reverted when the judicial deposits be redeemed by the State Treasury Office.

Due to arrears in the payment of ICMS tax, tax inspectors issued a notification of assessment to the subsidiary Net Rio Ltda., alleging that the company lost the right to benefiting from a reduced calculation base as stated in Agreement no. 57/99, as of the accrual month of November, 2001. Assisted by its external lawyers' opinion management sought an injunction and the ruling stated that ICMS could have been paid with the benefit of the reduced calculation base except for the period from November, 2001 to January, 2002. Management made provision for the period of November and December, 2001 and March and April, 2002, plus the corresponding charges in the amount of R$ 28,137 (R$ 27,642 as of June 30, 2007).

Net Rio Ltda. was notified for excluding the adhesion fee from the calculation base for ICMS tax during the period from December, 1996 to September, 1999. In its defense the subsidiary alleges that the procedures used are supported by Resolution No. 2.585/95 of the Rio de Janeiro regional office of the federal taxation authority, which states that the adhesion fee does not comprise a communication service, whereas payment for programming does comprise such a service and is therefore not taxable revenue for the purposes of ICMS tax. Some of these assessments were decided against the Company in the administrative sphere and are now in the judicial sphere. We obtained a ruling favoring the Company in 2006.

There are judicial deposits for certain tax enforcement liabilities in the amount of R$ 4,975 (R$6,695 on June 30, 2007). Management keeps the provision under the matter in the amount of R$ 13,941 (R$ 13,740 on June 30, 2007).

Vivax S.A. is objecting to the ICMS tax rate levied on access provider revenue and also on other revenues for which it keeps a provision in the amount of R$ 58,742 (R$ 52,025 on June 30, 2007).

b. INSS

The subsidiaries Net Rio Ltda. and Net São Paulo Ltda. received tax notifications for debit entries allegedly lacking supporting documentation for withholding taxes from third parties. Company has set aside provisions in the amount of R$ 6,478 (R$ 6,354 on June 30, 2007).

The Company brought actions against the Social Security authority (INSS) alleging that it was unconstitutional to charge on Occupational Accident Insurance (SAT) and we lost in the courts of 1st, 2nd and 3rd instance, and have provisioned the amount of R$ 165 (R$ 165 on June 30, 2007).

c. Tax on financial transactions (IOF – Imposto sobre operações financeiras)

The Company conducted transactions with its subsidiaries through a merchant current account and on the basis of the opinion of its outside legal advisors, believes that these operations are not liable for the IOF. However, considering certain unfavorable decisions in district Federal courts, Management maintains provisioning in the amount of R$ 29,332 (R$ 40,695 on June 30, 2007) for the parent and R$ 67,309 (R$ 81,430 on June 30, 2007) for the consolidated company. Management believes that income derived from transactions registered in merchant current account is not subject to income tax at source.

d. Withholding tax on foreign currency bonds

Bonds are not subject to Withholding tax, since the average minimum period for amortization is over 96 months. Arising from the rights exercised on behalf of the holders of the bonds, and the default or delinquency situation related to the debt restructuring process, Management has set aside provisions in the amount of R$ 129,515 (R$127.734 on June 30, 2007).

e. Income Tax and Social Contribution on net income

The Company and certain operators received assessment notices due to their fully offsetting tax losses and having a negative base for the Social Contribution on Net Income in the 1994 base year, with alleged non-compliance with the 30% limit stipulated by Law No. 8.981/95. Management provisioned the excess amount of compensation of R$ 9,204 (R$ 9,048 on June 30, 2007).

On December, 2003, the subsidiary Cabodinâmica TV Cabo São Paulo S.A., merged by Net São Paulo Ltda., received a tax assessment notice from the federal tax authorities in relation to the deductibility of loan expenses and financial charges owed to foreign based companies when calculating income tax and social security contribution. The Operator defended its case against the notice by arguing that the transaction was not conducted in Brazil and was thus exempt from taxes and is now awaiting a decision on the case. Management keeps the provision in the amount of R$ 11,787 (R$ 11,575 on June 30, 2007).

f. Income tax withheld at source

The Company sought an injunction against withholding income tax at source on earnings from its hedging operations in the amount of R$ 16,942 and preliminary orders in the amount of R$ 7,868. In all cases, the courts issued preliminary orders authorizing non-withholding of the tax in question. Based on the opinion of its outside legal advisors, Management constituted provision for financial liabilities due to the delay in withholding the tax, in the amount of R$ 1,251 (R$ 1,235 on June 30, 2007) and did not constitute provision for the tax since if the action fails, the amount will be collected and entered as tax credit.

On September, 2003, the Federal Tax Authority assessed Net Rio Ltda. for not withholding income tax at source in relation to a loan transaction between the Company and Net Rio Ltda. Such action was refuted with the argument that the transfer of funds does not constitute a loan and is awaiting the decision. Management constituted provisioning for the fine and interest charges on the tax in the amount of R$ 12,552 (R$ 12,325 on June 30, 2007).

g. Services Tax (ISS – Imposto sobre serviços)

Subsidiary Net São Paulo Ltda. is defendant in three tax enforcement cases brought by the Municipality of São Paulo to charge ISS on the adhesion fee. The Company has set aside provisions in the amount of R$ 3,298 (R$ 3,262 on June 30, 2007).

h. PIS (Programa de Integração Social) and COFINS (Contribuição para o financiamento da seguridade social) – Social contribution taxes

The Company and its subsidiaries are objecting to the constitutional legitimacy of the legislation that enlarged the calculation base for the Social Contribution for Financing of Social Security (COFINS) and the Social Integration Program (PIS) in relation to its revenue and also the rate charged. Management has set aside the provision in the amount of R$ 115,390 (R$ 113,232 on June 30, 2007). In addition, Vivax S.A. objected to this tax being charged on other revenues and has set aside the provision in the amount of R$ 3,960 (R$ 3,949 on June, 2007).

i. Excise Tax (IPI – Imposto sobre produtos industrializados)

Subsidiaries DR - Empresa de Distribuição e Recepção de TV Ltda. And Reyc Comércio e Participações Ltda., are defendants in cases of federal tax assessment notifications relating to discrepancies in classification in the IPI schedule for imported products, and Management has provisioned the amount of R$ 16,047 (R$ 9,090 on June 30, 2007).

j. Social and Social Security Charges

Vivax S.A. is objecting to social security and pension charges related to services provided. For this case, management constituted a provision in the amount of R$ 17,268 (R$ 17,068 on June 30, 2007).

In addition to the above mentioned, there are other cases underway for which, on the basis of their legal advisor's opinion (possible risk) and in accordance with Brazilian accounting practices, no provisions were made for contingencies.

The main "possible risk" cases are the following:

a. INSS

Subsidiary Net Rio Ltda. received several NFLDs, for not locating several withholding forms and is defendant in a legal action in the amount of R$ 19,463 (R$ 19,463 on June 30, 2007).

b. Conflict of competences in relation to local taxes ICMS and ISS

The Porto Alegre municipal authorities claim that cable TV services should be liable for municipal services tax (locally ISS) rather than state VAT (locally ICMS). Our lawyers' opinion is that the ICMS legislation is clear on this question so there is no risk of losses for the Company. The assessments amount to R$ 3,980 (R$ 3,980 on June 30, 2007).

c. Divergence in relation to accessory obligations

Subsidiary Net Rio Ltda. faces a claim for R$ 5,419, questioning that the amounts stated in its tax filing (local acronym DIPJ) in relation to income tax estimates are higher than those reported in its DCTF or higher than the amounts collected for the public exchequer.

d. Payment not demonstrated

Some subsidiaries face claims in relation to social security charges and VAT (locally PIS, COFINS and ICMS) already collected pending documentation totaling R$ 771 (R$ 625 (on June 30, 2007).

e. Utilization of access provider

An action was brought against Net Belo Horizonte Ltda. to remove the obligation to engage an internet access provider by consumers who subscribed to broadband services in the amount of R$ 3,000 (R$ 3,000 on June 30, 2007).

f. Claim relating to public entertainment services

A case was brought against Vivax Santo André with a claim in relation to 'public entertainment services' or 'amusement, leisure and entertainment and similar services' in the amount of R$ 47,610.

There are other possible-risk cases in which the total amount involved is R$ 2,156.

There follows a summary of the contingency for which no provision was set aside because the Company’s management, on the basis of information provided by its outside advisors, believe that there is only a remote chance of losing:

Tax on use of public roads, and aerial and underground space

As of 1999, several municipalities promulgated orders or laws levying contributions on the utilization of public, aerial and underground spaces, including laying and passage of cables, also known as the “Shadow Tax”. Power and telecommunications companies, among others, are liable for this tax.

In all municipalities in which the Company is operating and local legislation has been issued authorizing the "Shadow Tax", the Company has taken legal action questioning the constitutionality and legality of this tax. In these actions, we contend that: (i) the tax interferes with the Brazilian federal government's exclusive authority to legislate for telecommunications; and (ii) the legal nature of the tax is not that of a price, fee or contribution, or public contribution, as defined under Brazilian law. In addition, we believe that the "shadow tax" is unconstitutional, since it is not included in the jurisdiction of municipalities as determined by Brazil’s Federal Constitution.

In Rio de Janeiro we are awaiting a decision on our appeal from the highest court.

In São Paulo three different regulations (normative acts) have been issued authorizing the Shadow Tax. The outcomes of the actions brought by Net São Paulo Ltda. were as follows:

In the action against the 1st law, a court order was not granted by the court of 1st instance but is awaiting a decision from the court of 2nd instance. In the action against the 2nd law, a favorable decision was annulled by the court of second instance, and is awaiting a ruling from the highest court. In the action against the third "normative act" the decision from the court of 1st instance was favorable and we are awaiting a decision from the court of second instance.

In other municipalities, we obtained six favorable decisions, which the municipalities appealed, and three unfavorable decisions which have appealed.

In relation to Vivax, there are court cases underway in 8 municipalities (Jacareí, Bragança Paulista, Caçapava, Limeira, Rio Claro, São Vicente, Taubaté and São José dos Campos). We obtained 7 favorable ruling in courts of 1st instance and are awaiting decisions of the courts of 2nd instance. In the municipality of Limeira the action distributed by Vivax was dismissed. An appeal was lodged against this ruling and we are awaiting its outcome.

If our appeals fail and we are forced to pay this tax, our operational earnings may be adversely and substantially affected. However, on the basis of its legal advisors’ opinions that the chances of losing the case are remote, management has not set aside provisioning for this contingency.

18. Shareholders’ equity

Share Capital

On February 1st, 2007, 1,146,354 common and 1,881,774 preferred shares were issued arising from the fiscal benefit resulting from the amortization of the goodwill recorded as counterpart to the special goodwill reserve fund originating from the takeover of Globotel Participações S.A., in the amount of R$ 70,404 under the terms of Securities Commission (CVM) Instruction 319/99.

The Extraordinary General Meeting of June 11, 2007 authorized the Company to arrange a capital increase in the amount of R$ 1,323,923 through the issue of 39,674,028 preferred shares all book-entry and without par value, to be subscribed and paid for by the incorporation to the Company's equity of Vivax stock not in its possession. The share capital began to be represented by 111,822,137 common shares and 223,233,340 preferred shares.

The share capital can be increased to a limit of R$ 6,500,000 regardless of any amendment to the Bylaws in compliance with article 168 of Law 6.404/76, based on the decision of the Board of Directors, which will establish the terms for issuance according to the terms of the first paragraph of article 170 of Law 6.404/76.

The Bylaws provide for the distribution of mandatory dividends of 25% of net profits for the period, adjusted in compliance with article 202 of Law 6.404/76, taking the balance available when included in the accumulated amount.

The preferred shares shall be entitled to vote exclusively on the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Bylaws; and (d) amendments or revocation of provisions to the Bylaws which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation – Level 2, instituted by the São Paulo Stock Exchange (“BOVESPA”) and they shall also be entitled to vote in regard to the approval of contracts between the Company and its majority shareholder, either directly or through third parties as well as other companies in which the majority shareholder holds interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of liquidation of the Company without premium at the value of shareholders’ equity; and treatment equal to that given to Shareholders who exercise the effective power to conduct corporate operation and advice in relation to the Company bodies, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27, header of the Bylaws.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on an equal footing as common shares in the distribution of bonuses and shall represent as much as 2/3 (two thirds) of the total number of shares issued by the Company and can be amended upon issuance at the previously existing proportion between common and preferred shares.

In compliance with best practices for govenance, and legislation such as the Sarbanes-Oxley Act, the Companyon July 12, 2005, authorized a standing committee for auditing purposes (fiscal council) with a minimum membership of three and maximum of five.

Shareholders’ Agreement

On March 21, 2005, a new Company Shareholders’ Agreement, whereby any shareholder that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights, was entered into.

The Company’s Board of Directors will be made up of, at least, nine (9) and, at most, twelve (12) effective members and the same number of alternate members, being, at least, twenty per cent (20%) of its Independent Board members as defined in Regulation Level 2 of Bovespa’s Corporate Governance, all of which are Shareholders of Net Serviços de Comunicação S.A., with a unified mandate of one (1) year, which reelection is allowed, and at least one effective member and respective alternate by exclusive and separate appointment by Globo, three (3) effective members and respective alternates by exclusive and separate appointment by Embrapar, six (6) members by exclusive and separate appointment by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member representing the minority Shareholders group. As defined in the second amendment to the Company’s Shareholders Agreement, entered into on April 28, 2006, Embrapar shall appoint for election and replacement one (1) independent member and respective alternate, the votes of which shall not be entailed to the decisions made on Previous Meetings according to the provisions of the Shareholders’ Agreement.

Market value of Company shares

The market value of Net Serviços de Comunicação S.A’ shares., according to the most recent average quote of shares traded on the São Paulo Stock Exchange – BOVESPA, was on September 30, 2007, R$ 30,07 (R$ 32,00 on June 30, 2007). The Company has on September 30, 2007 a shareholder's equity of R$ 2,643.029 and on June 30, 2007 a shareholder's equity of R$ 2,592,308, being the equity amount of the shares of R$ 7,89 and R$7,74, respectively.

Special Goodwill Reserve

On December 31, 2006, the Company obtained a tax benefit, reflected by the cash savings in the amount of R$ 70,404, resulting from amortization of goodwill calculated by Globotel Participações S.A., the net assets of which were incorporated by Net Serviços de Comunicação S.A. in August 2001.

Observing the preemptive rights of the non-majority shareholders, the portion of the goodwill reserve related to tax benefits realized, on February 1st, 2007, the Board authorized and ratified a capital increase in the amount of R$ 70,404 capitalizing the tax benefit resulting from amortization of the goodwill due to the acquisition of Globotel Participações S.A. ("Globotel"), as stipulated in section of the Globotel "Protocol of Incorporation". This benefit was gained by subsidiaries Net Belo Horizonte Ltda., Net Rio Ltda., Net Brasília Ltda. and Net São Paulo Ltda. during the year ended December 31, 2006.

Pursuant to CVM Instruction 319/99 and Article 171 of Law 6.404/76, the shares were issued against credit capitalization benefiting the shareholder Globo Comunicação e Participações S.A. (successor to Roma Participações S.A.) assuring to the remaining shareholders the faculty of exercising their right of preference on the subscription of these shares.

19. Statement of changes in shareholders’ equity for the period ended on September 30, 2007

	Number of Shares		Share Capital			Capital Reserves

						Goodwill	Special	Premium on	Accumulated
	CN	PN	Subscribed	To be paid in	Paid in	on share	Goodwill	issue of	Losses	Total
						issues	Reserve	debentures

Balances on June 30, 2007	111,822,137	223,233,340	5,479,891	(12,923)	5,466,968	8,702	221,873	54,945	(3,160,180)	2,592,308

Net income for the quarter	-	-	-	-	-	-	-	-	50,721	50,721

Balances on September 30, 2007	111,822,137	223,233,340	5,479,891	(12,923)	5,466,968	8,702	221,873	54,945	(3,109,459)	2,643,029

20. Cost of services rendered

	Consolidated

	09/30/2007	09/30/2006

Program scheduling costs	499,107	404,651
Materials and maintenance	27,532	24,277
Personnel	93,343	72,398
Pole rental	37,631	29,762
Depreciation	199,183	89,424
Amortization	32,663	14,820
Program schedule guide	9,503	9,771
Third party (outsourced) service	129,449	61,884
Network electrical power	22,781	18,765
Vehicles	11,341	8,937
Telecommunications	75,597	30,014
ECAD	15,632	11,837
Sales commission	1,360	1,086
Telemar agreement	8,122	7,825
Lease of ductand Others	3,491	11,217

Cost of services rendered	1,166,735	796,668

21. Financial results

	Parent Company		Consolidated

	09/30/2007	09/30/2006	09/30/2007	09/30/2006
Income:
Interest on loans to subsidiaries and associated companies	9,948	16,032	-	-
Financial investments	19,705	3,583	43,956	27,878
Arrears interest on late monthly payments	-	-	8,787	6,381
Price level restatements	293	340	1,792	1,250
Foreign exchange fluctuations	(884)	(1,080)	(456)	(2,573)
Interest on tax credits	281	503	985	1,905
Non cumulative PIS and COFINS taxes	-	234	-	246
Discounts obtained	158	2	643	36
Other	-	-	497	-

	29,501	19,614	56,204	35,123

Expenses:

Financial charges on loans and debentures	(78,555)	(82,408)	(90,503)	(83,894)
Financial charges – Associated Companies	(553)	(2,733)	(202)	1
Price level restatements and foreign exchange fluctuations and	(247)	96	(22)	503
others
Price level restatements and foreign exchange fluctuations on	44,767	-	45,461	8,840
loans
Financial charges on contingencies	3,440	529	(8,567)	(1,986)
CPMF tax	(6,820)	(1,848)	(22,408)	(13,438)
PIS and COFINS taxes on income	(1,160)	(1,213)	(2,039)	(2,082)
Earnings (losses) from Hedge/Swap operations	(31,057)	(21,397)	(31,057)	(31,904)
IOF tax on bank current account	14,746	16,590	18,502	22,898
Interest on suppliers and taxes	(603)	(40)	(1,665)	(4,375)
Discounts extended	(11,495)	-	(12,928)	(15,672)
Financial assistance in the debt restructuring program	-	(253)	-	(245)
Price level restatements and foreign exchange fluctuations on	-	5	(1,226)	2,313
Program scheduling
Other	(3,208)	(325)	(6,465)	(2,364)

	(70,785)	(92,997)	(113,119)	(121,405)

Net financial expenses	(41,284)	(73,383)	(56,915)	(86,282)

In May, 2007 the Company renegotiated the remaining balance on the contract for the sale of the company Vicom Ltda. with Comsat Brasil Ltda. in order to advance its receivables and granted a discount of R$ 11,495 recognized under the item “discounts granted”.

22. Management remuneration

The aggregate value of remuneration received by the Company management for services in their respective areas of endeavor was R$ 22,650 for the period ended on September 30, 2007 (R$ 11,380 on September 30, 2006).

23. Employee benefits

Benefits:

In addition to the usual benefits provided for in labor legislation, the Company and its subsidiaries have adopted a policy including a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, the actuarial risks of which are not assumed by the Company and its subsidiaries. Expenses for these benefits accumulated during the period ended on September 30, 2007, totaled R$ 13,842 (R$ 12,062 on September 30, 2006).

Remuneration:

The Company has three complementary remuneration plans as explained below:

(i)
Profit sharing Plan (PPR): in compliance with a union agreement whereby the Company must remunerate its employees on the basis of profit sharing in the amount of up to two additional salaries, in the event that the performance targets established according to annual planning and approved by the Company’s Board of Directors are met. For a select number of management, directors and managers of the Company, there are individual agreements in place in compliance with the targets established for these professionals.

(ii)	Additional profit-sharing bonus is offered to a select number of members of the management, directors, and managers of the Company, for the purpose of ensuring retention of these employees. A new cycle begins in 2007, and the same criteria will be applied as in the previous year. The provisions for payment of this plan got underway beginning in 2007 and are cumulative until paid off.

(iii)
Additional Profit sharing Plan (PPR): the Company will pay up to one additional monthly salary to employees of operators able to offer the Net Fone Via Embratel and Vírtua (Triple Play) products. The main aims of this additional plan are to reach the targets for the Triple Play product (weighting fifty percent) and the net revenue per home (weighting fifty percent).

Assuming the targets that will be met, management has made provisions relating to these benefit plans. They are recorded under the heading salaries and social charges and have a balance on September 30, 2007 of approximately R$ 42,084 (R$ 32,390 on June 30, 2007), according to the established payment terms.

The Company has contracted civil liability insurance for acts practiced by its directors and officers – D&O, in the fulfillment of their duties.

24. Interest on own capital

Pursuant to the faculty stipulated by Law No. 9249/95, the accounting records kept by subsidiaries include interest on own capital based on the Long Term Interest Rate (local acronym TJLP) in force in the year, in the amount of R$ 24,391 (R$ 18,014 on September 30, 2006), which was entered as financial expenses, as required by fiscal legislation. For the purposes of these financial statements, these interest charges have been eliminated from the year's financial expenses and are being shown in the retained earnings account as a counter-entry for short-term liabilities.

The tax economy generated on this operation during the year was approximately R$ 5,666 (R$ 4,458 on September 30, 2006), due to deduction of these taxes in relation to "interest on own capital" credited to shareholders.

25. Financial instruments

i) Estimated market values

The realization values of the main financial assets and liabilities of the Company were determined on the basis of information available on the market and appropriate valuation methods. However, a great deal of judgment was required to interpret the market data to produce the most appropriate realization value. As a result, the following estimates do not necessarily reflect the amounts that could be realized on the current trading market. The use of different methodologies could have an effect on the estimated realization values.

The management of these instruments is conducted on the basis of operations strategies, for the purpose of liquidity, profitability and security. The control policy includes continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make investments of a speculative nature, in derivative or any other risk assets.

Criteria, premises and limitations in the calculation of the market values.

a) Cash and cash equivalents and financial investments.

The carrying amounts of cash and cash equivalents and financial investments approximate their market values.

b) Recoverable taxes

These are presented at carrying amounts, since there are no parameters for calculation of the market value.

c) Receivable/payable loans

These are shown at carrying amounts since there are no similar instruments on the market and because they are related to operations conducted with subsidiaries and associated companies.

d) Investments

The market value of Investments is identical to their carrying amounts since there are no quotations for them on the market.

e) Loans, financing and debentures

The market values of loans, financing and debentures were calculated on the basis of the net present values of the future cash flows, taking the rates of interest currently available and applicable to instruments of this nature, terms and similar risks or based on market quotations of these notes.

The market values and book balances of financial instruments are shown below:

	Parent Company		Consolidated

	09/30/2007		09/30/2007

	Book values	Market value	Book values	Market value

6th issue debentures	602,640	602,640	602,640	602,640
Guaranteed Perpetual Notes	278,181	286,247	278,181	286,247
Finame	-	-	66,824	66,824
Banco Itaú BBA		-	230,737	230,737

	880,821	888,887	1,178,382	1,186,448

f) Derivatives

The Company has a policy of mitigating market risks and avoids assuming positions exposed to fluctuations of market values and operating only with instruments, which enable controls and risks. The Company has swap operations having an initial value in the amount of US$ 62,900 thousand, reflected by the exchange of foreign exchange fluctuations by the CDI or by pre-fixed rates, for the purpose of protecting itself from the mismatched effects of these rates. On the period ended September 30, 2007, the company presented a loss of R$ 31,057 in financial expenses.

g) Limitations

The market values were estimated on the balance sheet date based on relevant market information. The changes in the premises could affect the estimates recorded.

ii) Credit risk

The financial instruments, which subject the Company and its subsidiaries to credit risks, are mainly represented by cash and cash equivalents and accounts receivable. The Company and its subsidiaries maintain cash and cash equivalents with a number of financial institutions and do not limit its exposure to one institution in particular. The credit risk is concentrated on subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base. The Company also has a Provision for doubtful accounts receivable in the amount of R$ 28,835 (R$ 28,520 on June 30, 2007) corresponding to 17% of the balance of outstanding accounts receivable (18% on June 30, 2007).

Consolidated expenses for doubtful accounts receivable totaled R$ 26,950 on September 30, 2007 (R$ 19,008 on September 30, 2006).

iii) Foreign exchange rate risk

The Company and subsidiaries’ results are susceptible to fluctuations related to the volatility effects of the foreign exchange rate in liabilities pegged to foreign currency, especially the US dollar.

Company income is substantially generated in the local currency, the Real, although the Company does have equipment vendors pegged to foreign currencies.

The Company’s foreign currency exposure is shown below:

	Consolidated

	09/30/2007	06/30/2007

US dollar pegged debt:
Loans and financing	278,181	291,472
Equipment vendors	14,890	14,943

Liability exposure	293,071	306,415

iv) Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (CDI, Selic, TJLP).

The Company’s interest exposure is shown below:

09/30/2007

6th issue debentures	602,640
Finame	66,824
CCB – Banco Itaú BBA S.A.	230,737
Local currency, real, denominated investments	(594,301)

Liability exposure	305,900

26. Commitments and guarantees

The Company has entered into office rental contracts which terms average 60 months and rental contracts for poles in the main cities in which it operates, which terms average 120 months. The Company also has outsourced information technology contracts for a term of 72 months and contracts for a customer service center for a period of 36 months.

Expenses arising from these contracts are shown below:

Nature of the contracts	09/30/2007	09/30/2006

Offices	8,032	5,670
Poles	41,823	33,899
Information technology outsourcing	29,598	23,143
Customer service center outsourcing	87,940	44,422

27. Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the companies by the Federal Tax Authority, the Finance Departments of the states of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office.

The amounts of the letters of guarantee are shown below:

09/30/2007

Net Rio Ltda.	202,722
Net Campinas Ltda.	16,435
Net Serviços de Comunicação S.A.	7,569
Net São Paulo Ltda.	2,743
Net Belo Horizonte Ltda.	1,032
Net Florianópolis Ltda.	598
Net Goiânia Ltda.	167
Net Sorocaba Ltda.	103
Net Anápolis Ltda.	100
Net Recife Ltda.	53
Net São Carlos Ltda.	49

231,571

28. Insurance

The Company has adopted a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The premises for the risks adopted, given their nature, are not included in the scope of an audit of the financial statements, therefore our independent auditors have not examined them.

Total coverage per insurance area is shown below:

		Maximum annual
Area	Main coverage	coverage

Multi-risk property insurance	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside the premises, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding.	53,550
Loss of profits	Arising from fire, lightening and explosions of any nature (including those stemming from riots)	13,900
	Indemnity period = 1 month
Liabilities	Civil, operating – commercial/industrial establishments, service providers at the locations of third parties, employer, contingent risks, civil work sites, crossed civil liability, pain and suffering and parking lot valets	2,400
Civil liability of the directors and officers	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties owed to errors or omissions incurred in management acts. Including worldwide coverage.	18,389

29. Tax losses carry forward

The Company and its subsidiaries have tax losses, negative social contribution tax bases and temporary differences in the calculation of taxable income to offset against 30% of annual taxable income in the following amounts with no statute of limitations.

	09/30/2007		06/30/2007

	Income tax	Social Contribution	Income tax	Social Contribution
		tax		tax

Parent Company	1,159,345	1,494,081	1,162,295	1,496,198
Consolidated	3,492,824	3,930,279	3,515,602	3,951,374

30. Cash flow statements

With the purpose of providing additional information to the market, which will allow a better understanding of the quarterly information, the Company is presenting the consolidated cash flow statements for the periods ended on September 30, 2007 and 2006, prepared in accordance with the indirect method.

	Parent Company		Consolidated

	09/30/2007	09/30/2006	09/30/2007	09/30/2006

Cash Flows from operating activities
Net income (loss) for the period	78,881	53,512	78,881	53,512
Items which do not affect cash
Equity Earnings	(135,610)	(154,715)	25,232	-
Net interest and foreign exchange fluctuations	(33,334)	17,890	(18,247)	25,894
Interest expenses on loans net of payments	78,711	81,767	89,511	83,345
Loss on hedge instruments	31,057	21,397	31,057	31,905
(Gain)/Loss of investment capital	4,773	66	-	-
Depreciation and amortization	21,145	25,795	278,019	144,733
Interest on own capital	14,899	-	-	-
Interest in minority shareholdings	-	-	224	68
Deferred income and social contribution taxes	-	-	60,730	67,022
Results from writing off permanent assets	(2)	(97)	8,559	7,589
Provision for contingencies	(29,994)	(34,809)	(31,536)	(60,835)
Variations in assets and liabilities
(Increase) decrease in accounts receivable	-	-	(35,441)	(12,777)
(Increase) decrease in inventories and other credits	-	-	(21,123)	(10,198)
(Increase) decrease recoverable taxes	(3,316)	986	3,737	12,617
Decrease dividends received	555	163,554	-	-
(Increase) decrease in other assets	(27,082)	33,956	16,657	71,782
(Increase) decrease in prepaid expenses	1,860	(87)	(5,127)	(6,670)
Increase (decrease) suppliers and program scheduling	(4,007)	10,308	39,433	47,259
Increase (decrease) in fiscal obligations	(127)	33	9,877	(8,253)
Increase (decrease) in salaries and social charges	(1,037)	9,082	12,561	20,537
Increase (decrease) in provisions and other accounts payable	(27,157)	(15,459)	(27,506)	3,094

Net Cash (used in) provided by operating activities
	(29,785)	213,179	515,498	470,624

Cash flow from Investment activities
Interest held in companies	(4,309)	(116,610)	(4,309)	-
Acquisition of property, plant and equipment and deferred	(7,750)	(6,360)	(500,078)	(286,754)
charges
Sale of permanent assets	2	1,394	917	527
Cash originating from expenses acquired	-	-	103,451	-

Cash and cash equivalents
used in Investment activities	(12,057)	(121,576)	(400,019)	(286,227)

	Parent Company		Consolidated

	09/30/2007	09/30/2006	09/30/2007	09/30/2006

Cash flow from financing activities
Loans and financings – current / non current
Incoming	-	-	66,152	-
Payments	(62,350)	(117,417)	(63,206)	(202,970)
Related parties	-	-	-	-
Incoming	624,713	21,613	-	-
Payments	(591,493)	(30,774)

Net cash provided by (used in) finance activities	(29,130)	(126,578)	2,946	(202,970)

Increase (decrease) in cash and cash equivalents	(70,972)	(34,975)	118,425	(18,573)

Statement of the increase in cash and cash equivalents
At the beginning of the period	252,125	54,812	506,457	302,756
At the end of the period	181,153	19,837	624,882	284,183

Increase (decrease) in cash and cash equivalents	(70,972)	(34,975)	118,425	(18,573)

31. “EBIT” or LAJIR and “EBITDA” or LAJIDA

The Company uses the EBIT or LAJIR (Operating income before interest and taxes) and EBITDA or LAJIDA (Operating income before interest, taxes, depreciation and amortization) as an indicator for measuring its economic performance.

The Company uses the EBIT and the EBITDA because they are standard financial statistical measurements, normally declared and widely used in the pay television sector. The EBIT and the EBITDA should not be taken into account separately or as substitutes for net income, indicator of operations performance or alternative cash flow for the calculation of liquidity. Neither measurement represents funds available for dividend distribution, re-investments or other uses, and are calculated as follows:

	Consolidated

	09/30/2007	09/30/2006

Net income (loss) for the period	78,881	53,512
Income and social contribution taxes	83,371	85,366
Equity Earnings	25,232	-
Net financial expenses (income)	56,915	86,282
Net non operating expenses (income)	7,763	1,846
Interest in minority shareholdings	224	68

EBIT	252,386	227,074
Depreciation and amortization	278,019	144,733

EBITDA	530,405	371,807

For the purpose of calculation of the EBIT and EBITDA measurements, the heading financial expenses (income) take into account the breakdown of accounts as explained in explanatory note 21.

Balance sheets

(In thousands of Reais)

		Consolidated
Account	Description	09/30/2007	06/30/2007
1	Total Assets	4,964,873	4,817,010
1.01	Current Assets	1,013,901	923,002
1.01.01	Cash and Cash equivalents	624,882	558,669
1.01.01.01	Cash	30,581	40,392
1.01.01.02	Investments and securities	594,301	518,277
1.01.02	Receivables	165,870	134,777
1.01.02.01	Customers	139,273	126,542
1.01.02.01.01	Subscriber Accounts Receivable	316,929	295,945
1.01.02.01.02	Provision for Doubtful Accounts Receivable	(28,835)	(28,520)
1.01.02.01.03	Deferred Revenues	(148,821)	(140,883)
1.01.02.02	Several Credits	26,597	8,235
1.01.02.02.01	Accounts Receivable from Affiliated Company	26,597	8,235
1.01.03	Inventories	77,768	86,145
1.01.04	Other	145,381	143,411
1.01.04.01	Deferred Taxes	107,886	104,316
1.01.04.02	Taxes Recoverable	26,580	28,450
1.01.04.03	Other Current Assets	10,792	10,525
1.01.04.04	Related Parties	0	0
1.01.04.05	Programming Receivables from subsidiaries	123	120
1.01.04.06	Accounts Receivables – Sale of Investments	0	0
1.01.04.07	Interest on Shareholder’s Equity Capital	0	0
1.02	Non Current Assets	3,950,972	3,894,008
1.02.01	Sundry Credits	402,903	423,456
1.02.01.01	Several Credits	27,492	31,275
1.02.01.01.01	Judicial Deposits	18,987	21,657
1.02.01.01.02	Prepaid Expenses	8,505	9,618
1.02.01.02	Credits with Affiliated Company	59	178
1.02.01.02.01	Credits with Associated Company	59	178
1.02.01.02.02	Credits with Subsidiary	0	0
1.02.01.02.03	Credits with other Affiliated Company	0	0
1.02.01.03	Other	375,352	392,003
1.02.01.03.01	Deferred Taxes	373,190	390,209
1.02.01.03.02	Other Credits of Values	2,162	1,794
1.02.01.03.03	Accounts Receivable - Sale of Investments	0	0

Balance sheets

(In thousands of Reais)

		Consolidated
Account	Description	09/30/2007	06/30/2007
1.02.02	Fixed Assets	3,548,069	3,470,552
1.02.02.01	Investments	1,844,803	1,851,141
1.02.02.01.01	Investments in Associated Companies	0	0
1.02.02.01.02	Investments in subsidiaries	0	0
1.02.02.01.03	Participation on Subsidiary	0	0
1.02.02.01.04	Participation on Subsidiary – Goodwill	1,841,850	1,850,977
1.02.02.01.05	Other Investments	2,953	164
1.02.02.02	Property. Plant & Equipment	1,403,249	1,348,695
1.02.02.03	Intangible	44,160	45,046
1.02.02.04	Deferred Charges	255,857	225,670

Balance sheets

(In thousands of Reais)

		Consolidated
Account	Description	09/30/2007	06/30/2007
2	Total Liabilities	4,964,873	4,817,010
2.01	Current Liabilities	552,091	472,708
2.01.01	Loans and Financing	20,320	8,523
2.01.02	Debentures	22,640	5,275
2.01.03	Suppliers	271,018	244,175
2.01.04	Taxes and Contributions Payable	86,200	76,967
2.01.04.01	Fiscal Obligations	66,498	64,461
2.01.04.02	Income Tax Payable	19,702	12,506
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	89,852	71,811
2.01.06.01	Payroll and Related Charges	89,852	71,811
2.01.07	Related Parties	19,398	19,656
2.01.07.03	Accounts Payable to Subsidiaries	19,398	19,656
2.01.08	Other	42,663	46,301
2.01.08.01	Accounts and Expenses Payable	18,758	23,377
2.01.08.02	Accounts Payable - ECAD	23,905	22,924
2.02	Non Current Liabilities	1,769,325	1,751,593
2.02.01	Long-term Liability	1,730,408	1,715,686
2.02.01.01	Loans and Financing	555,422	535,655
2.02.01.02	Debentures	580,000	580,000
2.02.01.03	Provisions	0	0
2.02.01.03.01	Programming Payable	0	0
2.02.01.04	Related Parties	82	0
2.02.01.04.01	Related Parties – Subsidiaries	0	0
2.02.01.04.02	Related Parties – Shareholders	0	0
2.02.01.04.03	Related Parties – Subsidiaries	82	0
2.02.01.04.04	Related Parties – Associated Companies	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	594,904	600,031
2.02.01.06.01	Fiscal obligations and other taxes payable	0	0
2.02.01.06.02	Provision for Contingencies	590,259	595,314
2.02.01.06.03	Deferred Income Taxes	0	0
2.02.01.06.04	Provisions and Other Accounts Payable	4,645	4,717
2.02.02	Deferred Income	38,917	35,907
2.03	Minority Shareholders	428	401
2.04	Shareholders Equity	2,643,029	2,592,308
2.04.01	Capital	5,466,968	5,466,968
2.04.02	Capital Reserve	285,520	285,520
2.04.02.01	Special Goodwill Reserve	221,873	221,873
2.04.02.02	Premiums on Issue of Debentures	54,945	54,945
2.04.02.03	Goodwill on Share Issues	8,702	8,702

Balance sheets

(In thousands of Reais)

		Consolidated
Account	Description	09/30/2007	06/30/2007
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiary/ Associated Company	0	0
2.04.04	Profit Reserves	0	0
2.04.04.01	Legal Reserve	0	0
2.04.04.02	Statutory Reserve	0	0
2.04.04.03	Contingencies Reserve	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained earnings/ Accumulated Losses	(3,109,459)	(3,160,180)
2.04.06	Advance for Future Capital Increase	0	0

Statements of Income
Years ended September 30, 2007 and 2006
(In thousands of Reais)

		Consolidated
Account	Description	07/01/2007 to 09/30/2007	01/01/2007 to 09/30/2007	07/01/2006 to 09/30/2006	01/01/2006 to 09/30/2006
3.01	Gross Revenue of Sales and Services	967,888	2,506,369	643,490	1,789,022
3.02	Taxes and Other Deductions From Revenue	(223,374)	(565,401)	(142,783)	(383,343)
3.03	Net Revenues	744,514	1,940,968	500,707	1,405,679
3.04	Cost of goods sold and services rendered	(450,080)	(1,166,735)	(279,310)	(796,668)
3.05	Gross Profit	294,434	774,233	221,397	609,011
3.06	Operating Expenses / Income	(208,470)	(615,489)	(164,031)	(468,219)
3.06.01	Selling Expenses	(77,155)	(204,484)	(51,158)	(148,467)
3.06.02	General and Administrative	(105,156)	(297,677)	(85,370)	(231,644)
3.06.02.01	General and Administrative Expenses	(97,363)	(273,401)	(78,893)	(210,749)
3.06.02.02	Depreciation and Amortization	(7,793)	(24,276)	(6,477)	(20,895)
3.06.03	Financial	(12,847)	(68,410)	(21,928)	(86,282)
3.06.03.01	Financial Income	21,038	56,204	12,427	35,123
3.06.03.02	Financial Expense	(33,885)	(124,614)	(34,355)	(121,405)
3.06.04	Other Operating Income	4,819	8,834	7,727	31,635
3.06.05	Other Operating Expense	(18,131)	(28,520)	(13,302)	(33,461)
3.06.05.01	Amortization of Goodwill on Investments	(10,157)	(21,897)	(7,196)	(19,592)
3.06.05.02	Other	(7,974)	(6,623)	(6,106)	(13,869)
3.06.06	Equity in net income of associated companies	0	(25,232)	0	0
3.06.06.01	Equity in net income of associated companies	0	(25,232)	0	0
3.06.06.02	Provision for losses on investments	0	0	0	0
3.07	Operating Income	85,964	158,744	57,366	140,792
3.08	Non Operating Income/(Loss)	(5,998)	3,732	(1,323)	(1,846)
3.08.01	Non Operating Income	53	12,289	6,934	21,221
3.08.02	Non Operating Losses	(6,051)	(8,557)	(8,257)	(23,067)
3.09	Income (loss) Before Income Tax	79,966	162,476	56,043	138,946
3.10	Income Tax Expenses	(10,694)	(22,641)	(7,090)	(18,344)
3.11	Deferred Income Taxes	(18,525)	(60,730)	(24,316)	(67,022)
3.12	Participations/Contributions of Profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of Interest on Shareholders’ equity	0	0	0	0
3.14	Minority Shareholders	(27)	(224)	(34)	(68)
3.15	Net Income (Loss) for the Year	50,720	78,881	24,603	53,512
	Numbers of shares, Ex-tesouraria (mil)	335,055	335,055	267,987	267,987
	Earnings per share ( Reais )	0.15138	0.23543	0.09181	0.19968
	Loss per share ( Reais )	0.00000	0.00000	0.00000	0.00000

1. OPERATING PERFORMANCE

The Revenue Generating Unit (“RGU”), the sum of all the services offered by the company (pay TV, digital video, broadband and voice), closed the quarter at 4,578,000, a 50% rise year-on-year. The increase in the number of RGUs is due to the strategy of focusing on the sales of Net Combo and to actions encouraging clients to migrate from analog bundles to digital bundles.

The pay TV client base reached 2,402,000, 17% up on the 2,050,000 recorded in the same period the year before. The digital video client base closed the quarter with 419,000 subscribers, moving up by 210% compared to 135,000 subscribers at the end of the same period last year. This increase is due to the investments announced and made in Net Digital which, in addition to improving product quality, expanded its coverage area and encouraged the migration of subscribers through specific campaigns. Broadband net additions came to 168,000 in the quarter, up by 49% on the 113,000 net additions recorded in the 3Q06. The growth of this market and the bidirectional project, which increased the number of homes passed by the broadband service, were the main factors leading to this result.

The Pay TV churn rate (rate of cancellation) in the last 12 months stood at 14.3%, edging down from the 14.7% recorded in the 3Q06. The actions of the retention and reversion centers have significantly contributed to this result. In addition, the growth of the Net Combo base may be a contributing factor, as research shows subscribers are less likely to cancel subscriptions when the same supplier provides several products and services. The Broadband churn rate for the last 12 months stood at 15.9%, below the 16.5% recorded in the 3Q06. Similar to the pay TV churn rate, retention and reversion centers and the growth of the Net Combo base had a positive impact on cancellations.

2. FINANCIAL PERFORMANCE

Net revenue totaled R$ 744.5 million, 28.2% up on the R$ 580.9 million reported in the 3Q06, illustrating the company’s commitment to seeing its organic growth reflected in revenue.

Operating costs totaled R$ 363.7 million, 35.8% higher than the R$ 267.7 million recorded in the 3Q06. This increase was due to the costs of programming and royalties, which amounted to R$ 184.5 million, 19.2% up on the R$ 154.7 million recorded in the 3Q06. This increase is almost fully associated with the increase in the subscriber base, as the programming contracts vary with the number of clients. As a percentage of net revenue, this cost fell from 27% to 25% as a result of greater diversification of the Company's revenue. Network expenses1 came to R$ 37.6 million, up by 48.3% on the R$ 25.4 million recorded in the 3Q06. In addition to the positive impact of R$ 5.0 million in the 3Q06 thanks to agreements with power companies for the rent of poles and network energy costs, the 3Q07 saw an increase in expenses related to the repair of analog decoders recovered in exchange for digital decoders for future use in cities without the digital service. As a result, this cost as a percentage of net revenue climbed from 4% to 5% in the 3Q07.

Selling, General and Administrative Expenses (SG&A) totaled R$ 97.4 million, 4.7% up on the R$ 93.0 million recorded in the 3Q06, chiefly due to the increase in the number of employees and the collective wage bargaining in July. As a percentage of net revenue, these expenses fell from 16% in the 3Q06 to 13%, proving that, in addition to keeping these expenses under control, the company is also managing to seize the possible scale gains resulting from its accelerated growth.
Consolidated EBITDA ended the quarter at R$203.2 million, rising 28.4% over the R$ 158.2 million reported in the 3Q06, with the EBITDA margin stable at 27%. This result shows that the accelerated organic growth has been led so as to generate profitability levels compatible with the strategy designed by the company.
Income tax and social contribution (current and deferred)2 stood at R$29.2 million, versus positive R$ 46.4 million in the 3Q06. The positive result in that quarter was due to the constitution of a R$ 78.8 million deferred income tax credit at Vivax based on future income projections. In this quarter, the result represents current income tax and social contribution expenses, in both the current and deferred lines.
The Company closed the quarter with net income of R$ 50.7 million, versus R$ 90.3 million in the 3Q06 due to the previously mentioned active deferred income tax. Excluding this entry, net income would have come to R$ 11.5 million, up by 340.9% . The Company’s consolidated total debt, including both the principal and interest, closed the quarter at R$1,178.4 million, 30% up on the R$900.6 million recorded in the 3Q06. This increase is due to the recent Finame funding and the perpetual bonds of November 2006.

At the end of the quarter, the Company’s cash disbursements towards Investments (CAPEX) totaled R$ 185.9 million. Of this, close to R$ 33.6 million were allocated to the bidirectional and digitalization project and the remaining R$ 152.3 million went to the company’s current investments. Of these, approximately 92% was variable and related to subscriber installation, internal network, node failure and broadband center.

3. CHANGES IN THE MAIN BALANCE SHEET ACCOUNTS

The 12% increase in cash and cash equivalents, from R$ 558.7 million in the 2Q07 to R$ 624.9 million in the 3Q07, was mainly due to the Finame funding of R$ 37.5 million in the quarter and receipts from Net Fone,
The 25% increase in Payroll and Benefits, from R$ 71.8 million in the 2Q07 to R$ 89.9 million in the 3Q07 is mainly due to the increase in the profit sharing program (PPR). The increase in the balance of short-term debentures, from R$ 5.3 million in the 2Q07 to R$ 22.6 million, is mainly due to the provision for interest on debentures of the 6th issue.
Provision for income tax and social contribution increased R$ 7.2 million, from R$ 12.5 million in the 2Q07 to R$ 19.7 million in the 3Q07, chiefly due to the profitability of the operators during the period.
Loans and financing rose 138%, from R$8.5 million in the 2Q07 to R$ 20.3 million in the 3Q07, due to the large inflow of funds from Finame.

According to the Company’s Articles of Incorporation, any disputes and controversies arising from or related to these articles of incorporation, Level 2 Regulation, the provisions of Law 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by the BOVESPA (Promissory Clause).

OTHER RELEVANT INFORMATIONS

SHARE OWNERSHIP ON 09/30/2007

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE
CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON*	%	PN**	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	57,029,290	51.0%	0	0	57,029,290	17.0%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	1,880,731	1.7%	0	0	1,880,731	0.6%
DISTEL HOLDING S.A.	9,685,782	8.7%	0	0	9,685,782	2.9%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	2,081,588	1.9%	15,823,677	7.1%	17,905,265	5.3%
EMBRATEL PARTICIPAÇÕES S.A.	40,424,873	36.2%	12,090,947	5.4%	52,515,820	15.7%
OTHER SHAREHOLDERS	719,873	0.6%	195,318,716	87,5%	196,038,589	58.5%

TOTAL SHARES	111,822,137	100.0%	223,233,340	100.0%	335,055,477	100.0%

ON AND PN AS % OF TOTAL	33.4%		66.6%		100.00%

* ON: Common Shares, have voting rights at general meetings.
** PN: Preferred Shares, preference to receive profits or refund of capital if company dissolved, do not grant or restrict voting rights.

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

SHARE OWNERSHIP ON 09/30/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	72,294,098	26.0	0	0	72,294,098	8.6
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	70,093,585	25.0	0	0	70,093,585	8.4
EMBRATEL PARTICIPAÇÕES S.A.	136,803,849	49.0	558,383,064	100.0	695,186,913	83.0

TOTAL SHARES	279,191,532	100.0	558,383,064	100.0	837,574,596	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

DISTEL HOLDING S.A.

SHARE OWNERSHIP ON 09/30/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	129,046,292	100.0
OTHER SHAREHOLDERS	6	0.0

TOTAL	129,046,298	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.

SHARE OWNERSHIP ON 09/30/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
CARDEIROS PARTICIPAÇÕES S.A.	333,335	100.0	666,665	100.0	1,000,000	100.0
TOTAL SHARES	333,335	100.0	666,665	100.0	1,000,000	100.0

ON AND PN AS % OF TOTAL	33.4%		66.6%		100.0%

     CARDEIROS PARTICIPAÇÕES S.A.
COMPOSITION OF HOLDINGS ON 09/30/2007

SHAREHOLDER	Class A holdings	%	Class B holdings	%	Number shares	%
RIM 1947 Participações S.A.	151,414	33.34	301,920	33.34	453,334	33.34
JRM 1953 Participações S.A.	151,413	33.33	301,920	33.33	453,333	33.33
ZRM 1955 Participações S.A.	151,413	33.33	301,920	33.33	453,333	33.33

TOTAL	454,240	100.00	905,760	100.00	1,360,000	100.00

     RIM 1947 Participações S.A.
COMPOSITION OF HOLDINGS ON 09/30/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
Roberto Irineu Marinho	525,000	100.0	524,993	99.9	1,049,993	99.9
OTHER SHAREHOLDERS			7	0.1	7	0.1
TOTAL SHARES	525,000	100.0	525,000	100.0	1,050,000	100.0

     JRM 1953 Participações S.A.
COMPOSITION OF HOLDINGS ON 09/30/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
João Roberto Marinho	350,700	100.0	699,295	99.9	1,049,995	99.9
OTHER SHAREHOLDERS			5	0.1	5	0.1
TOTAL SHARES	350,700	100.0	699,300	100.0	1,050,000	100.0

     ZRM 1955 Participações S.A.
COMPOSITION OF HOLDINGS ON 09/30/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
José Roberto Marinho	525,000	100.0	524,992	99.9	1,049,992	99.9
OTHER SHAREHOLDERS			8	0.1	8	0.1
TOTAL SHARES	525,000	100.0	525,000	100.0	1,050,000	100.0

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	5,679,815,484	99.0
OTHER SHAREHOLDERS	57,990,761	1.0

TOTAL SHARES	5,737,806,245	100.0

EMBRATEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
STARTEL PARTICIPAÇÕES LTDA.	148,345,890,385	28.95	118,103,552,586	24.80	266,449,442,971	26.95
NEW STARTEL PARTICIPAÇÕES S.A.	5,619,208,510	1.10	4,470,908,233	0.94	10,090,116,743	1.02
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	117,979,543,741	23.02	340,397,390,548	71.47	458,376,934,289	46.36
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	230,452,628,060	44.97	3,021,270,000	0.63	233,473,898,060	23.61
TREASURY SHARES	0	0	0	0	0	0
OTHER SHAREHOLDERS	10,083,061,248	1.97	10,285,200,996	2.16	20,368,262,244	2.06

TOTAL SHARES	512,480,331,944	100.0	476,278,322,363	100.0	988,758,654,307	100.0

ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A DE C.V.
SHARE OWNERSHIP ON 09/30/2007

FOREIGN OWNED COMPANY

NEW STARTEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
STARTEL PARTICIPAÇÕES LTDA	99,294,805	74.79
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	33,477,562	25.21

TOTAL SHARES	132,772,367	100.0

STARTEL PARTICIPAÇÕES LTDA
SHARE OWNERSHIP ON 09/30/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	3,987,194,182	99.99
TELMEX SOLUTIONS TELECOM. LTDA	7,699	0.01

TOTAL SHARES	3,987,201,881	100.0

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 09/30/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	3,106,244,422	99.99
NEW STARTEL PARTICIPAÇÕES LTDA.	2	0.01

TOTAL SHARES	3,106,244,424	100.0

SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	196,038,589
SHARES IN CIRCULATION (ON)	719,873
SHARES IN CIRCULATION (PN)	195,318,716
% OF SHARES IN CIRCULATION IN RELATION TO TOTAL ISSUED ON 09/30/2006	58.51%

COMPANY SHARES OWNED BY CONTROLLING BLOCK, OFFICERS AND DIRECTOR ON 09/30/2007*

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	111,102,875 27,914,624 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	21 26,106 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	1 0 0

* Reflects lots of 15 shares bundled into 1 share on August 1, 2006

COMPANY SHARES OWNED BY CONTROLLING BLOCK, OFFICERS AND DIRECTORS ON 09/30/2007

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	108,600,355 27,628,456 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 135 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 19,435 0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.